CUSIP No.805423 10 0                                          Page 1 of 18 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No.1)1

                        SAVVIS Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   805423 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500              Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan Rather               New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 20, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


--------

     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.805423 10 0                                          Page 2 of 18 Pages


1)   Name of Reporting Person                         Welsh, Carson, Ander-
     and I.R.S. Identification                        son & Stowe VIII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                             (a) [X]
     if a Member of a Group                                (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                                    WC
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                    Delaware
-------------------------------------------------------------------------------
Number of                           7)   Sole Voting       20,762,457 shares of
Shares Beneficially                      Power             Common Stock
Owned by Each                                              (including shares
Reporting Person                                           issuable upon
With                                                       conversion of
                                                           Notes)
                                    -------------------------------------------
                                    8)   Shared Voting
                                         Power                   -0-

                                    -------------------------------------------
                                    9)   Sole Disposi-     20,762,457 shares of
                                         tive Power        Common Stock
                                                           (including shares
                                                           issuable upon
                                                           conversion of Notes)
                                    -------------------------------------------
                                    10)  Shared Dis-
                                         positive Power          -0-

                                    -------------------------------------------
11)  Aggregate Amount Beneficially                         20,762,457 shares of
     Owned by Each Reporting Person                        Common Stock
                                                           (including shares
                                                           issuable upon
                                                           conversion of Notes)
-------------------------------------------------------------------------------

CUSIP No.805423 10 0                                          Page 3 of 18 Pages

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                     19.2%
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                PN

CUSIP No.805423 10 0                                          Page 4 of 18 Pages

1)   Name of Reporting Person                         Welsh, Carson, Ander-
     and I.R.S. Identification                        son & Stowe VII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                             (a) [X]
     if a Member of a Group                                (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                                    Not Applicable
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                    Delaware
-------------------------------------------------------------------------------
Number of                           7)   Sole Voting       3,475,566 shares of
Shares Beneficially                      Power             Common Stock
Owned by Each
Reporting Person                    -------------------------------------------
With                                8)   Shared Voting
                                         Power                   -0-
                                    -------------------------------------------
                                    9)   Sole Disposi-     3,475,566 shares of
                                         tive Power        Common Stock
                                    -------------------------------------------
                                    10)  Shared Dis-
                                         positive Power          -0-

                                    -------------------------------------------
11)  Aggregate Amount Beneficially                         3,475,566 shares of
     Owned by Each Reporting Person                        Common Stock

-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                     3.7%
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                             PN

CUSIP No.805423 10 0                                          Page 5 of 18 Pages

1)   Name of Reporting Person                         Welsh, Carson, Ander-
     and I.R.S. Identification                        son & Stowe VI, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                             (a) [X]
     if a Member of a Group                                (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                                    Not Applicable
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                    Delaware
-------------------------------------------------------------------------------
Number of                           7)   Sole Voting       4,635,958 shares of
Shares Beneficially                      Power             Common Stock
Owned by Each
Reporting Person                    -------------------------------------------
With                                8)   Shared Voting
                                         Power                   -0-

                                    -------------------------------------------
                                    9)   Sole Disposi-     4,635,958 shares of
                                         tive Power        Common Stock
                                    -------------------------------------------
                                    10)  Shared Dis-
                                         positive Power          -0-

                                    -------------------------------------------
11)  Aggregate Amount Beneficially                         4,635,958 shares of
     Owned by Each Reporting Person                        Common Stock

-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                     4.9%
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                             PN

CUSIP No.805423 10 0                                          Page 6 of 18 Pages

1)   Name of Reporting Person                         WCAS Capital
     and I.R.S. Identification                        Partners II, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                             (a) [X]
     if a Member of a Group                                (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                                    Not Applicable
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                    Delaware
-------------------------------------------------------------------------------
Number of                           7)   Sole Voting       667,761 shares of
Shares Beneficially                      Power             Common Stock
Owned by Each
Reporting Person                    -------------------------------------------
With                                8)   Shared Voting
                                         Power                   -0-

                                    -------------------------------------------
                                    9)   Sole Disposi-     667,761 shares of
                                         tive Power        Common Stock
                                    -------------------------------------------
                                    10)  Shared Dis-
                                         positive Power          -0-

                                    -------------------------------------------
11)  Aggregate Amount Beneficially                         667,761 shares of
     Owned by Each Reporting Person                        Common Stock

-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                     0.7%
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                             PN

CUSIP No.805423 10 0                                          Page 7 of 18 Pages

1)   Name of Reporting Person                         WCAS Information
     and I.R.S. Identification                        Partners, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                             (a) [X]
     if a Member of a Group                                (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                                    Not Applicable
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                    Delaware
-------------------------------------------------------------------------------
Number of                           7)   Sole Voting       65,357 shares of
Shares Beneficially                      Power             Common Stock
Owned by Each
Reporting Person                    -------------------------------------------
With                                8)   Shared Voting
                                         Power                   -0-

                                    -------------------------------------------
                                    9)   Sole Disposi-     65,357 shares of
                                         tive Power        Common Stock
                                    -------------------------------------------
                                    10)  Shared Dis-
                                         positive Power          -0-

                                    -------------------------------------------
11)  Aggregate Amount Beneficially                         65,357 shares of
     Owned by Each Reporting Person                        Common Stock

-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                     Less than 0.1%
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                             PN

CUSIP No.805423 10 0                                          Page 8 of 18 Pages

1)   Name of Reporting Person                         WCAS Management
     and I.R.S. Identification                        Corporation
     No. of Above Person, if
     an Entity (Voluntary)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                             (a) [X]
     if a Member of a Group                                (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                                      WC
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                    Delaware
-------------------------------------------------------------------------------
Number of                           7)   Sole Voting       4,571 shares of
Shares Beneficially                      Power             Common Stock
Owned by Each                                              (issuable upon
Reporting Person                                           conversion of Notes)
With                                -------------------------------------------
                                    8)   Shared Voting
                                         Power                   -0-

                                    -------------------------------------------
                                    9)   Sole Disposi-     4,571 shares of
                                         tive Power        Common Stock
                                                           (issuable upon
                                                           conversion of Notes)
                                    -------------------------------------------
                                    10)  Shared Dis-
                                         positive Power          -0-

                                    -------------------------------------------
11)  Aggregate Amount Beneficially                         4,571 shares of
     Owned by Each Reporting Person                        Common Stock
                                                           (issuable upon
                                                           conversion of Notes)
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                     Less than 0.1%
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                             CO

CUSIP No.805423 10 0                                          Page 9 of 18 Pages


                         AMENDMENT NO. 1 TO SCHEDULE 13D

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission")on March 8, 2000 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

ITEM 1.   SECURITY AND ISSUER.

          Item 1 is hereby amended to reflect that the principal executive offices of the Issuer are located at 12851 World Gate Drive, Herndon, Virginia 20170.

ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 is hereby amended as follows:

          (a) Item 2(a) is hereby amended to add WCAS Management Corporation, a Delaware corporation ("WCAS") as a Reporting Person. The Agreement among the Reporting Persons to file as a group, amended to include WCAS (the "Amended Group Agreement") is attached hereto as Exhibit A.

          Item 2(b)-(c) is hereby amended to reflect that Andrew M. Paul and Laura VanBuren are no longer Managing Members of VIII Associates or General Partners of VII Partners and VI Partners, and that Richard H. Stowe, Charles G. Moore III and James B. Hoover are General Partners of CP II Partners.

          Item 2(b)-(c) is also hereby amended to reflect that CP II Partners is a Delaware general partnership, not a limited partnership as previously stated in the Schedule 13D.

          Item 2(b)-(c) is further hereby amended to add the following thereto:

          WCAS

          WCAS is a Delaware corporation. The principal business of WCAS is that of an investment manager. The principal business and principal office address of WCAS and its executive officers, directors and controlling shareholders (collectively,"the WCAS

CUSIP No.805423 10 0                                         Page 10 of 18 Pages


Principals") is 320 Park Avenue, Suite 2500, New York,New York 10022. The WCAS Principals are citizens of the United States, and their respective principal occupations with respect to WCAS are set forth below.

NAME                       OCCUPATION
----                       ----------

Patrick J. Welsh           President, Director and Shareholder

Russell L. Carson          Vice President, Director and Shareholder

Bruce K. Anderson          Vice President, Director and Shareholder

Thomas E. McInerney        Vice President, Director and Shareholder

Robert A. Minicucci        Director and Shareholder

Lawrence B. Sorrel         Director and Shareholder

Jonathan M. Rather         Vice President, Secretary and Treasurer


ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

          Item 3 is hereby amended by adding the following thereto:

          On February 20, 2001, WCAS VIII and WCAS acquired an aggregate $19,407,200 principal amount of 10% Convertible Senior Secured Notes due February 20, 2006 ("Notes") pursuant to a Securities Purchase Agreement, dated as of February 16, 2001, among the Issuer, WCAS VIII, WCAS and various individuals, including certain managing members of VIII Associates and WCAS Principals (the "Note Purchase Agreement"). A copy of the Note Purchase Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. The Notes are convertible, at any time, into such number of shares of Common Stock as is obtained by dividing the total principal amount of Notes to be converted by the conversion price of $1.3125. A form of the Notes is attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto. The source of funds for the purchase of the Notes was the working capital, or funds available for investment, of WCAS VIII and WCAS.

CUSIP No.805423 10 0                                         Page 11 of 18 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 93,840,935 shares of Common Stock outstanding as of February 20, 2001,and gives effect to the conversion of all Notes held by each entity and individual named below.

          (a)

          WCAS VIII AND VIII ASSOCIATES
          -----------------------------

          WCAS VIII owns 20,762,457 shares of Common Stock, or approximately 19.2% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          WCAS VII AND VII PARTNERS
          -------------------------

          WCAS VII owns 3,475,566 shares of Common Stock, or approximately 3.7% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

          WCAS VI AND VI PARTNERS
          -----------------------

          WCAS VI owns 4,635,958 shares of Common Stock, or approximately 4.9% of the Common Stock outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

          WCAS CP II AND CP II PARTNERS
          -----------------------------

          WCAS CP II owns 667,761 shares of Common Stock, or approximately 0.7% of the Common Stock outstanding. CP II Partners, as the general partner of WCAS CP II, may be deemed to beneficially own the securities owned by WCAS CP II.

CUSIP No.805423 10 0                                         Page 12 of 18 Pages

          WCAS IP AND INFO PARTNERS
          -------------------------

          WCAS IP owns 65,357 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

          WCAS
          ----

          WCAS owns 4,571 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          MANAGING MEMBERS OF VIII ASSOCIATES, GENERAL PARTNERS
          OF VII PARTNERS, VI PARTNERS, CP II PARTNERS AND INFO
          PARTNERS AND WCAS PRINCIPALS
          -----------------------------------------------------

          (i) Patrick J. Welsh owns 198,832 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 173,180 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 214,054 shares of Common Stock (including shares held in an IRA account), or approximately 0.2% of the Common Stock outstanding.

          (iv) Richard H. Stowe owns 19,470 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Andrew M. Paul owns 124,847 shares of Common Stock (including shares owned indirectly through a family limited partnership of which he is a general partner), or approximately 0.1% of the Common Stock outstanding.

          (vi) Thomas E. McInerney owns 173,180 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (vii) Laura VanBuren owns 1,335 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No.805423 10 0                                         Page 13 of 18 Pages


          (viii) James B. Hoover owns 12,931 shares of Common Stock (including shares held in an IRA account), or less than 0.1% of the Common Stock outstanding.

          (ix) Robert A. Minicucci owns 59,711 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) Anthony J. deNicola owns 24,993 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) Paul B. Queally owns 5,221 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xii) Lawrence B. Sorrel owns 15,238 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xiii) Rudolph E. Rupert owns 7,684 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xiv) Jonathan M. Rather owns 1,523 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates, the general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and the WCAS Principals may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP and WCAS, respectively. Each of the managing members of VIII Associates, the general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and the WCAS Principals disclaims beneficial ownership of all securities other than those he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member of VIII Associates and/or a general partner of VII Partners, VI Partners, CP II Partners and/or INFO Partners, and/or as a WCAS Principal, as the case may be, in the securities owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP and/or WCAS.

          (c) On February 20, 2001, WCAS transferred an aggregate $353,600 principal amount of Notes to Patrick J. Welsh and Thomas E. McInerney.

CUSIP No.805423 10 0                                         Page 14 of 18 Pages

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP or WCAS.

          (e) Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER.

          Item 6 is hereby amended by adding the following thereto:

          All payments of principal and interest on the Notes have been secured pursuant to the terms of a certain Missouri Future Advance Deed of Trust and Security Agreement, dated as of February 20, 2001, between the Issuer's subsidiary and the purchasers under the Note Purchase Agreement.

          As provided for in the Note Purchase Agreement, the Issuer has agreed, pursuant to a Registration Rights Agreement dated as of February 20, 2001 (the "Registration Rights Agreement"), to grant certain registration rights to the purchasers under the Note Purchase Agreement with respect to the shares of Common Stock issuable upon conversion of the Notes. A copy of the Registration Rights Agreement is attached hereto as Exhibit D, and any description thereof is qualified in its entirety by reference thereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Amended Group Agreement

          Exhibit B - Note Purchase Agreement

          Exhibit C - Form of Notes

          Exhibit D - Registration Rights Agreement

CUSIP No.805423 10 0                                         Page 15 of 18 Pages


                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, L.L.C.,
                                            General Partner

                                    By:/s/Jonathan M. Rather
                                       --------------------------
                                            Managing Member

                                    WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                    By:  WCAS VII Partners, L.P.,
                                            General Partner

                                    By:/s/Jonathan M. Rather
                                       --------------------------
                                            General Partner

                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                    By:  WCAS VI Partners, L.P.,
                                            General Partner

                                    By: /s/Jonathan M. Rather
                                       --------------------------
                                            Attorney-in-Fact


                                    WCAS CAPITAL PARTNERS II, L.P.
                                    By: WCAS CP II Partners,
                                            General Partner

                                    By: /s/Jonathan M. Rather
                                       --------------------------
                                            Attorney-in-Fact


                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General Partner

                                    By: /s/Jonathan M. Rather
                                       ---------------------------
                                            Attorney-in-Fact

CUSIP No.805423 10 0                                         Page 16 of 18 Pages

                                    WCAS MANAGEMENT CORPORATION

                                    By: /s/Jonathan M. Rather
                                       ---------------------------
                                            Vice President, Secretary
                                            and Treasurer



Dated: March 14, 2001

CUSIP No.805423 10 0                                         Page 17 of 18 Pages


                                                                EXHIBIT A

                                  AGREEMENT OF
                   WELSH, CARSON, ANDERSON & STOWE VIII, L.P.,
                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.,
                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.,
                         WCAS CAPITAL PARTNERS II, L.P.
                         WCAS INFORMATION PARTNERS, L.P.
                         AND WCAS MANAGEMENT CORPORATION
                            PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, L.L.C.,
                                            General Partner

                                    By:/s/Jonathan M. Rather
                                       --------------------------
                                            Managing Member

                                    WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                    By:  WCAS VII Partners, L.P.,
                                            General Partner

                                    By:/s/Jonathan M. Rather
                                       --------------------------
                                            General Partner

                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                    By:  WCAS VI Partners, L.P.,
                                            General Partner

                                    By: /s/Jonathan M. Rather
                                       --------------------------
                                            Attorney-in-Fact

CUSIP No.805423 10 0                                         Page 18 of 18 Pages


                                    WCAS CAPITAL PARTNERS II, L.P.
                                    By: WCAS CP II Partners,
                                            General Partner

                                    By: /s/Jonathan M. Rather
                                       --------------------------
                                            Attorney-in-Fact


                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General Partner


                                    By: /s/Jonathan M. Rather
                                       ---------------------------
                                            Attorney-in-Fact

                                    WCAS MANAGEMENT CORPORATION

                                    By: /s/Jonathan M. Rather
                                       ---------------------------
                                            Vice President, Secretary
                                            and Treasurer



Dated: March 14, 2001

                                                              EXHIBIT B

          SECURITIES PURCHASE AGREEMENT, dated as of February 16, 2001, among SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (the "COMPANY"), WELSH, CARSON, ANDERSON & STOWE VIII, L.P., a Delaware limited partnership ("WCAS"), WCAS MANAGEMENT CORPORATION ("WCAS MANAGEMENT") and the various individuals listed as "Purchasers" on Schedule I hereto (the "WCAS PERSONS") and, collectively with WCAS, WCAS Management and each other person that shall become a "PURCHASER" pursuant to Section 6.07 hereof, the "PURCHASERS").

          WHEREAS, the Company, WCAS and WCAS Management executed a Securities Purchase Agreement, dated January 31, 2001 (the "PRIOR AGREEMENT"), whereby the Company intended to sell to the Purchasers, and the Purchasers intended to purchase from the Company, on the terms and subject to the conditions set forth therein, $50,000,000 aggregate principal amount of 10% Convertible Senior Secured Notes of the Company;

          WHEREAS, the obligations of WCAS and WCAS Management to consummate the transactions contemplated by the Prior Agreement were subject to certain conditions precedent of the Company that all parties hereto acknowledge will not be met;

          WHEREAS, the Company, WCAS and WCAS Management desire to terminate the Prior Agreement and instead execute this Agreement pursuant to which the Company will sell to the Purchasers, and the Purchasers will purchase from the Company, on the terms and subject to the conditions set forth herein, $20,000,000 aggregate principal amount of 10% Convertible Senior Secured Notes of the Company in substantially the form of EXHIBIT A hereto (together with the notes to be issued as payment-in-kind interest thereunder, the "NOTES"); and

          WHEREAS, in order to induce the Purchasers to consummate the transactions contemplated by this Agreement, the Company has agreed to grant to the Purchasers certain registration rights with respect to the shares (the "CONVERSION SHARES") of the Company's Common Stock, $.01 par value ("COMMON STOCK"), issuable upon conversion of the Notes;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:


                       I. PURCHASE AND SALE OF SECURITIES

          SECTION 1.01. CLOSING. (a) On February 20, 2001 (the "CLOSING DATE"), but subject to satisfaction of the conditions contained in Section 4.01, the Company shall issue and sell to the Purchasers, and each Purchaser shall purchase from the Company, a Note in the aggregate principal amount set forth opposite the name of such Purchaser in Schedule I hereto under the heading "Principal Amount of Note on Closing Date," for a purchase price equal to such principal amount, and the Company shall issue and deliver

to each Purchaser such Note, registered in the name of such Purchaser, evidencing the indebtedness of the Company to such Purchaser in connection herewith.

          (b) As payment in full for the Note being purchased by each Purchaser hereunder, and against delivery of the Note as aforesaid, on the Closing Date each Purchaser shall wire transfer to the account of the Company in immediately available funds the sum set forth opposite the name of such Purchaser in
SCHEDULE I under the heading "Principal Amount of Note on Closing Date."

          (c) Notwithstanding anything to the contrary contained herein, each Purchaser purchasing Notes on the Closing Date may assign all or any portion of such Notes and the related rights and obligations hereunder to any other Purchaser or any Affiliate (as hereinafter defined) of such Purchaser or of any other Purchaser (each a "PERMITTED TRANSFEREE").

          (d) As used herein, the term "AFFILIATE" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purpose of the foregoing definition, the term "CONTROL" (including with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise. As used herein, the term "PERSON" means any individual, partnership, limited liability company, corporation, trust, estate or other entity.

          SECTION 1.02. PLACE OF CLOSING. The closing contemplated by Section
1.01 (the "CLOSING") hereof shall take place at the offices of Reboul, MacMurray, Hewitt, Maynard & Kristol, 45 Rockefeller Plaza, New York, New York 10111, or at such other place as may be mutually agreed upon by a majority in interest of the Purchasers and the Company.


                II. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company represents and warrants to the Purchasers as follows:

          SECTION 2.01. ORGANIZATION AND QUALIFICATION. The Company is a corporation validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the properties, assets, financial condition, operating results, business or prospects of the Company and its subsidiaries, taken as a whole (a "MATERIAL ADVERSE EFFECT").

          SECTION 2.02. SUBSIDIARIES. (a) Except as disclosed in the Company SEC Filings (as defined in Section 2.08), the Company does not have any Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X).

          SECTION 2.03. CAPITALIZATION. (a) The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock, $.01 par value ("PREFERRED STOCK"). As of the date hereof, 93,840,935 shares of Common Stock and no shares of Preferred Stock were issued and outstanding, all of which shares of Common Stock were duly authorized and validly issued and are fully paid and nonassessable.

          (b) As of the date hereof, except for options granted pursuant to the Company's stock option plan (the "STOCK OPTION PLAN") to purchase an aggregate 8,732,537 shares of Common Stock, no subscription, warrant, option, convertible security, stock appreciation or other right (contingent or other) to purchase or acquire any shares of any class of capital stock of the Company or any of its subsidiaries is authorized or outstanding, and (except as otherwise expressly contemplated by this Agreement) there is not any commitment of the Company or any of its subsidiaries to issue any shares, warrants, options or other such rights or to distribute to holders of any class of its capital stock, any evidences of indebtedness or assets.

          SECTION 2.04. AUTHORIZATION OF AGREEMENTS, ETC. (a) Except as set forth on SCHEDULE 2.04, each of (i) the execution and delivery by the Company of this Agreement, the Notes, the Registration Rights Agreement, dated as of the Closing Date (the "REGISTRATION RIGHTS AGREEMENT"), among the Company and the Purchasers, in substantially the form attached hereto as EXHIBIT B and the Deed of Trust, dated as of the Closing Date, between the Company's subsidiary and the Purchasers, in form and in substance reasonably satisfactory to WCAS (the "DEED," and collectively with the Notes and the Registration Rights Agreement, the "ANCILLARY AGREEMENTS"), (ii) the performance by the Company of its obligations hereunder and thereunder, and (iii) the issuance, sale and delivery by the Company of the Notes has been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the Certificate of Incorporation or Bylaws of the Company, or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of any liens, claims, charges, restrictions, rights of others, security interests, prior assignments or other encumbrances (collectively, "CLAIMS") in favor of any third person upon any of the assets of the Company or any of its subsidiaries, except that no representation is made as to the compliance of the indemnification or contribution provisions of the Registration Rights Agreement with law or public policy. The Board of Directors of the Company has taken all actions necessary under the Delaware General Corporation Law (the "DGCL"), including approving the transactions contemplated by this Agreement, to ensure that Section 203 of the DGCL does not apply to the Purchasers.

          (b) The issuance, sale and delivery of the Notes to the Purchasers hereunder are not subject to any preemptive rights of stockholders of the Company or to any right of first refusal or other similar right in favor of any person.

          (c) The Conversion Shares have been duly authorized by the Company and, when issued in accordance with the provisions of the Notes, will be validly issued, fully paid and nonassessable shares of Common Stock. The issuance, sale and delivery of the Conversion Shares to the Purchasers are not and upon conversion of the Notes will not be subject to any preemptive rights of stockholders of the Company or to any right of first refusal or other similar right in favor of any person.

          SECTION 2.05. VALIDITY. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. Each of the Notes and the Ancillary Agreements, when executed and delivered by the Company as provided in this Agreement, will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that no representation is made as to the enforceability of the indemnification or contribution provisions of the Registration Rights Agreement.

          SECTION 2.06. GOVERNMENTAL APPROVALS. Subject to the accuracy of the representations and warranties of the Purchasers set forth in Article III hereof and except for a possible required filing and approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), upon conversion of all of the Notes into Conversion Shares, no registration or filing with, or consent or approval of, or other action by, any federal, state or other governmental agency or instrumentality is or will be necessary for the valid execution, delivery and performance of this Agreement, the Notes or the Ancillary Agreements, or the issuance, sale and delivery of the Conversion Shares.

          SECTION 2.07. FINANCIAL STATEMENTS. (a) The Company has furnished to the Purchasers the unaudited consolidated balance sheet of the Company and its subsidiaries as of November 30, 2000 (the "NOVEMBER 30, 2000 BALANCE SHEET") and the related consolidated statements of operations, stockholders' equity and cash flows for the fiscal year then ended. All such financial statements (including any related schedules and/or notes) have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") consistently applied and consistent with prior periods, except for normal year-end adjustments and the absence of footnotes. Such balance sheet fairly presents in all material respects the consolidated financial position of the Company and its subsidiaries as of November 30, 2000, and such statements of operations, stockholders' equity and cash flows fairly present in all material respects the consolidated results of operations, stockholders' equity and cash flows of the Company and its subsidiaries for the year ended November 30, 2000.

          (b) Except as and to the extent (i) reflected on the November 30, 2000 Balance Sheet (including the notes thereto), (ii) incurred since November 30, 2000 in the ordinary course of business consistent with past practice, or (iii) set forth on SCHEDULE 2.07 hereto, neither the Company nor any of its subsidiaries has any material liabilities or obligations of any kind or nature, whether known or unknown, secured or unsecured, absolute, accrued, contingent or otherwise, and whether due or to become due, that would be required to be reflected on a balance sheet, or the notes thereto, prepared in accordance with GAAP. Since November 30, 2000, neither the Company nor any of its subsidiaries has suffered any Material Adverse Effect.

          SECTION 2.08. SEC FILINGS. The Company has filed all forms, reports and documents required to be filed with the Securities and Exchange Commission (the "SEC") since February 18, 2000, and the Company has made available to the Purchasers, as filed with the SEC, complete and accurate copies of (i) the Annual Report of the Company on Form 10-K for the year ended December 31, 1999, and (ii) all other reports, statements and registration statements (including Current Reports on Form 8-K and Quarterly Report on Form 10-Q) filed by the Company with the SEC since December 31, 1999, in each case including all amendments and supplements (collectively, the "COMPANY SEC FILINGS"). The Company SEC Filings (excluding any financial statements or schedules included therein, which are covered by the representations and warranties of the Company in Section 2.07(a)) (i) were prepared in compliance with the requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), or the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and the rules and regulations thereunder, and the rules and regulations thereunder, as the case may be, and (ii) did not at the time of filing (or if amended, supplemented or superseded by a filing prior to the date hereof, on the date of that filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          SECTION 2.09. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as otherwise disclosed in the Company SEC Filings and except as otherwise expressly contemplated by this Agreement, since November 30, 2000, neither the Company nor any of its subsidiaries has (i) issued any stock, bonds or other corporate securities, (ii) borrowed or refinanced any indebtedness for borrowed money other than borrowings under the Amended and Restated Credit Agreement dated as of September 5, 2000 (the "Credit Agreement"), among the Company, Savvis Communications Corporation, a Missouri Corporation, Nortel Networks Inc., as Administrative Agent, and the lenders named therein, (iii) discharged or satisfied any material Claim or incurred or paid any obligation or liability (absolute or contingent) other than current liabilities shown on the November 30, 2000 Balance Sheet and current liabilities incurred since the date of such balance sheet in the ordinary course of business consistent with past practice,
(iv) in the case of the Company only, declared or made any payment or distribution to stockholders, or purchased or redeemed any shares of its capital stock or other securities, or (v) except in connection with this Agreement and the transactions contemplated hereby, entered into

any agreement, letter of intent or similar undertaking to take any of the actions listed in clauses (i) through (iv) above.

          SECTION 2.10. ACTIONS PENDING. Except as set forth in the Company SEC Filings, there is no action, suit, investigation or proceeding pending or, to the best knowledge of the Company, threatened against or affecting the Company to which its property is subject, before any court or by or before any governmental body or arbitration board or tribunal, which the Company would be required to disclose pursuant to Item 1 of Part II of Form 10-Q if such Form 10-Q were required to be filed on and as of the date hereof. For the purposes of this Agreement, the term "best of the knowledge of the Company" shall mean the actual knowledge, upon reasonable inquiry, of the executive officers of the Company.

          SECTION 2.11. COMPLIANCE WITH LAW; PERMITS. Neither the Company nor any of its subsidiaries is in default in any respect under any order or decree of any court, governmental authority, arbitrator or arbitration board or tribunal or under any laws, ordinances, governmental rules or regulations to which the Company or any of such subsidiaries or any of their respective properties or assets is subject, except where such default would not have a Material Adverse Effect. The Company possesses all permits, authorizations, approvals, registrations, variances and licenses ("PERMITS") necessary for the Company or its subsidiaries to own, use and maintain their properties and assets or required for the conduct of its business in substantially the same manner as it is currently conducted, except where the failure to possess any such Permit would not have a Material Adverse Effect. Except to the extent the failure of any of the following to be correct would not have a Material Adverse Effect, each Permit is in full force and effect, and no proceeding is pending or, to the best knowledge of the Company, threatened to modify, suspend, revoke or otherwise limit any Permit, and no administrative or governmental actions have been taken or, to the best knowledge of the Company, threatened in connection with the expiration or renewal of any Permit.

          SECTION 2.12. CONTRACTS. Except as disclosed in the Company SEC Filings and as set forth on SCHEDULE 2.12, there are no contracts or agreements that are material to the conduct of the Company's business or to the financial condition or results of operations of the Company and its subsidiaries, taken as a whole, that the Company would be required to disclose pursuant to paragraph 10 of Item 601 of Regulation S-K if a Form 10-Q were required to be filed on and as of the date hereof. Each of the agreements (collectively, the "MATERIAL AGREEMENTS") disclosed as an exhibit in the Company SEC Filings in response to paragraph 10 of Item 601 of Regulation S-K under which there are continuing rights or obligations is a valid and enforceable obligation of the Company and, to the best knowledge of the Company, of the other parties thereto, except where the failure to be valid or enforceable would not have a Material Adverse Effect. To the best knowledge of the Company, the Company has not been notified in writing of any claim that any Material Agreement is not valid and enforceable in accordance with its terms for the periods stated therein (other than where such enforceability is in violation of public policy or law), or that there is under any such contract any existing default or event of default or event that with notice or lapse of time

or both would constitute such a default, except any such failure to be valid or enforceable and any such defaults that, in the aggregate, would not have a Material Adverse Effect.

          SECTION 2.13. OFFERING OF THE NOTES. Assuming the accuracy of the representations and warranties of the Purchasers set forth in Article III hereof, neither the Company nor any person acting on the Company's behalf has taken or will take any action (including, without limitation, any offer, issuance or sale of any securities of the Company under circumstances which might require the integration of such transactions with the sale of the Notes under the Securities Act or the rules and regulations of the SEC thereunder) which would subject the offering, issuance or sale of the Notes to the Purchasers pursuant to this Agreement to the registration provisions of the Securities Act.

          SECTION 2.14. RELATED-PARTY TRANSACTIONS. Except (i) as set forth in the Company SEC Filings or (ii) as contemplated hereby, there are no existing material arrangements or proposed material transactions between the Company and any person or entity that the Company would be required to disclose pursuant to
Item 404 of Regulation S-K of the SEC if a proxy statement of the Company were required to be filed on or as of the date hereof, other than arrangements or transactions between the Company and any of the Purchasers.

          SECTION 2.15. BROKERS. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by the Company directly with the Purchasers, without the intervention of any other person on behalf of the Company in such manner as to give rise to any valid claim by any other person against the Purchasers for a finder's fee, brokerage commission or similar payment.

              III. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

          Each Purchaser, severally and not jointly, represents and warrants to the Company as follows:

          SECTION 3.01. BENEFICIAL OWNERSHIP. As of the date hereof, WCAS and its affiliates beneficially own an aggregate of 60,578,344 shares of Common Stock. For purposes of this Agreement, the term "beneficially own" shall have the meaning as set forth in the Exchange Act.

          SECTION 3.02. AUTHORIZATION. The execution, delivery and performance by such Purchaser of this Agreement and the Ancillary Agreements, and the purchase and receipt by such Purchaser of the Notes being acquired by it hereunder, have been duly authorized by all requisite action on the part of such Purchaser and will not violate any provision of law, any order of any court or other agency of government, the charter or other governing documents of such Purchaser, or any provision of any indenture, agreement or other instrument by which such Purchaser or any of such Purchaser's properties or assets are bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in any Claim upon any of the properties or assets of such Purchaser.

          SECTION 3.03. VALIDITY. This Agreement has been duly executed and delivered by such Purchaser and constitutes the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms. Each of the Ancillary Agreements, when executed and delivered in accordance with this Agreement, will constitute the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms.

          SECTION 3.04. INVESTMENT REPRESENTATIONS. (a) Such Purchaser is acquiring the Notes being purchased by such Purchaser hereunder for such Purchaser's own account, for investment, and not with a view toward the resale or distribution thereof.

          (b) Such Purchaser understands that he, she or it, as the case may be, must bear the economic risk of such Purchaser's investment for an indefinite period of time, because the Notes and, when issued upon conversion of Notes, the Conversion Shares are not registered under the Securities Act or any applicable state securities laws and may not be resold unless subsequently registered under the Securities Act and such other laws or unless an exemption from such registration is available. Such Purchaser also understands that, except as provided in the Registration Rights Agreement, it is not contemplated that any registration will be made under the Securities Act or that the Company will take steps which will make the provisions of Rule 144 under the Securities Act available to permit resale of the Notes or the Conversion Shares.

          (c) Such Purchaser has the ability to bear the economic risks of the investment in the Notes being purchased hereunder for an indefinite period of time. Such Purchaser further acknowledges that he, she or it, as the case may be, has received copies of the Company SEC Filings and has had the opportunity to ask questions of, and receive answers from, officers of the Company with respect to the business and financial condition of the Company and the terms and conditions of the offering of the Notes and to obtain additional information necessary to verify such information or can acquire it without unreasonable effort or expense.

          (d) Such Purchaser has such knowledge and experience in financial and business matters that such Purchaser is capable of evaluating the merits and risks of its investment in the Notes. Such Purchaser further represents that he, she or it, as the case may be, is an "accredited investor" as such term is defined in Rule 501 of Regulation D of the SEC under the Securities Act with respect to its purchase of the Notes, and that any such Purchaser that is a limited partnership has not been formed solely for the purpose of purchasing the Notes.

          (e) If such Purchaser is a limited partnership, such Purchaser represents that it has been organized and is existing as a limited partnership under the laws of the State of Delaware.

          SECTION 3.05. GOVERNMENTAL APPROVALS. Except for a possible required filing and approval under the HSR Act upon the conversion of all of the Notes into Conversion Shares, no registration or filing with, or consent or approval of, or other action by, any Federal, state or other governmental agency or instrumentality is or will be necessary by the Purchasers for the valid execution, delivery and performance of this Agreement and the Ancillary Agreements.

          SECTION 3.06. SCHEDULE 13D. The Schedule 13D filed by the Purchasers with the SEC on March 8, 2000 did not at the time of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No amendment to the
Schedule 13D has been or, except as may be required by reason of the purchase of the Notes pursuant to this Agreement, is required to be, made.


                            IV. CONDITIONS PRECEDENT

          SECTION 4.01 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PURCHASERS. With regard to the Closing, the obligations of the Purchasers hereunder are, at their option, subject to the satisfaction of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES TO BE TRUE AND CORRECT. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date.

          (b) PERFORMANCE. The Company shall have performed and complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by it prior to or on the Closing Date.

          (c) ALL PROCEEDINGS TO BE SATISFACTORY. All corporate and other proceedings to be taken by the Company and all waivers and consents to be obtained by the Company in connection with the transactions contemplated hereby, including any such requirements of the Marketplace Rules of the Nasdaq National Market and those set forth in SCHEDULE 2.04, shall have been taken or obtained by the Company, and all documents incident thereto shall be satisfactory in form and substance to the Purchasers and their counsel.

          (d) LEGAL PROCEEDINGS. On the Closing Date, no preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction nor any statute, rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency or authority, or national securities exchange shall be in effect that would prevent the consummation of the transactions contemplated Agreement.

          (e) NO MATERIAL ADVERSE EFFECT. Except for the effects of the matters referred to in Section 2.09, since November 30, 2000, there shall have been no Material Adverse Effect.

          (f) OPINIONS OF COUNSEL. The Purchasers shall have received from Hogan & Hartson, L.L.P. and Steven M. Gallant, Esq., opinions dated the Closing Date, covering customary matters and otherwise reasonably satisfactory in form and substance to the Purchasers and their counsel.

          (g) ANCILLARY AGREEMENTS. The Company shall have executed and delivered each of the Ancillary Agreements, and all third party consents (including the consent of lenders of the Company's parent, if necessary) and all other documents and agreements necessary to make the Ancillary Agreements effective in accordance with their terms shall have been obtained and shall be effective.

          SECTION 4.02. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY. With regard to the Closing, the obligations of the Company hereunder are, at its option, subject to the satisfaction of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES TO BE TRUE AND CORRECT. The representations and warranties of the Purchasers contained in this Agreement shall be true and correct in all material respects on the Closing Date with the same effect as though such representations and warranties had been made on and as of such date.

          (b) PERFORMANCE. The Purchasers shall have performed and complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by them prior to or on the Closing Date.

          (c) ALL PROCEEDINGS TO BE SATISFACTORY. All proceedings to be taken by the Purchasers and all waivers and consents to be obtained by the Purchasers in connection with the transactions contemplated hereby shall have been taken or obtained by the Purchasers and all documents incident thereto shall be satisfactory in form and substance to the Company and its counsel.

          (d) LEGAL PROCEEDINGS. On the Closing Date, no preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction nor any statute, rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency or authority, or national securities exchange shall be in effect that would prevent the consummation of the transactions contemplated by this Agreement.

          (f) ANCILLARY AGREEMENTS. Each Purchaser shall have executed and delivered each of the Ancillary Agreements.

                    V. SURVIVAL OF REPRESENTATIONS; INDEMNITY

          SECTION 5.01 SURVIVAL OF REPRESENTATIONS. Subject as set forth below, all representations and warranties made by any party hereto in this Agreement or pursuant hereto shall survive for the period commencing on the date hereof and ending on the first anniversary of the date hereof.

          SECTION 5.02. GENERAL INDEMNITY. (a) Subject to the terms and conditions of this Article V, the Company hereby agrees to indemnify, defend and hold the Purchasers harmless from and against all demands, claims, actions or causes of action, assessments, losses (including diminution in value of the Notes or Conversion Shares), damages, liabilities, costs and expenses, including, without limitation, interest, penalties and reasonable attorneys' fees and expenses (collectively, "DAMAGES"), asserted against, resulting to, imposed upon or incurred by the Purchasers by reason of or resulting from a breach of any representation, warranty or covenant of the Company contained in or made pursuant to this Agreement.

          (b) Subject to the terms and conditions of this Article V, the Purchasers hereby agree to indemnify, defend and hold the Company harmless from and against all Damages asserted against, resulting to, imposed upon or incurred by the Company by reason of or resulting from a breach of any representation, warranty or covenant of the Purchasers contained in or made pursuant to this Agreement.

          SECTION 5.03. CONDITIONS OF INDEMNIFICATION. The respective obligations and liabilities of the Purchasers, on the one hand, and the Company, on the other hand (the "indemnifying party"), to the other (the "party to be indemnified") under Section 5.02 hereof with respect to claims resulting from the assertion of liability by third parties shall be subject to the following terms and conditions:

          (a) within 20 days after receipt of notice of commencement of any action or the assertion in writing of any claim by a third party, the party to be indemnified shall give the indemnifying party written notice thereof together with a copy of such claim, process or other legal pleading, and the indemnifying party shall have the right to undertake the defense thereof by representatives of its own choosing;

          (b) in the event that the indemnifying party, by the 30th day after receipt of notice of any such claim (or, if earlier, by the tenth day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the person asserting such claim), does not elect to defend against such claim, the party to be indemnified will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party, subject to the right of the indemnifying party to assume the defense of such claim at any time prior to settlement, compromise or final determination thereof, provided that the indemnifying party shall be given at least

     15 days prior written notice of the effectiveness of any such proposed settlement or compromise;

          (c) anything in this Section 5.03 to the contrary notwithstanding (i) if there is a reasonable probability that a claim may materially and adversely affect the indemnifying party other than as a result of money damages or other money payments, the indemnifying party shall have the right, at its own cost and expense, to compromise or settle such claim, but
     (ii) the indemnifying party shall not, without the prior written consent of the party to be indemnified, settle or compromise any claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the party to be indemnified a release from all liability in respect of such claim; and

          (d) in connection with any such indemnification, the indemnified party will cooperate in all reasonable requests of the indemnifying party.


                                VI. MISCELLANEOUS

          SECTION 6.01. RESTRICTIVE LEGENDS. Each Note and each certificate representing the Conversion Shares and any shares of capital stock received in respect thereof, whether by reason of a stock split or share reclassification thereof, a stock dividend thereon or otherwise, and each certificate for any such securities issued to subsequent transferees of any such certificate shall be stamped or otherwise imprinted with the legends required to be borne by such securities by the Registration Rights Agreement, except as expressly provided in such agreement.

          SECTION 6.02. EXPENSES, ETC. The Company shall reimburse WCAS or pay on its behalf, all reasonable fees and expenses, including the reasonable fees and expenses of counsel retained by WCAS, in connection with this Agreement and the transactions contemplated hereby. Such fees and expenses shall be payable at the Closing and at any Subsequent Closing through the Closing Date.

          SECTION 6.03. SURVIVAL OF AGREEMENTS. Except as specifically limited as provided in Section 5.01 hereto, all covenants, agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement and the issuance, sale and delivery of the Notes pursuant hereto, notwithstanding any investigation made at any time by or on behalf of any party hereto. All statements contained in any certificate or other instrument delivered by the Company hereunder shall be deemed to constitute representations and warranties made by the Company.

          SECTION 6.04. PARTIES IN INTEREST. All covenants and agreements contained in this Agreement by or on behalf of any party hereto shall bind and inure to the benefit of the respective successors and permitted assigns of such party hereto whether so expressed or not.

          SECTION 6.05. NOTICES. Any notice or other communications required or permitted hereunder shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by first class certified mail, postage prepaid, by nationally recognized overnight courier, or by facsimile addressed to such party at the address or facsimile number set forth below or such other address or facsimile number as may hereafter be designated in writing by the addressee to the addressor listing all parties:

          if to the Company, to

                  SAVVIS Communications Corporation
                  12851 World Gate Drive
                  Herndon, Virginia 20170
                  Fax:  (703) 453-6999
                  Attention:  Ms. Nancy Lysinger

          with a copy to

                  SAVVIS Communication Corporation
                  717 Office Parkway
                  St. Louis, MO 63141
                  Fax: (314) 468-7550
                  Attention: Steven M. Gallant, Esq.

          with a copy to

                  Hogan & Hartson L.L.P.
                  885 Third Avenue, 26th Floor
                  New York, New York 10022
                  Fax: (212) 409-9801
                  Attention:  Christine M. Pallares, Esq.

          if to any Purchaser, to

                  Welsh, Carson, Anderson & Stowe
                  320 Park Avenue, Suite 2500
                  New York, New York  10022
                  Fax:  (212) 893-9565
                  Attention:  John D. Clark

          with a copy to

                  Reboul, MacMurray, Hewitt, Maynard & Kristol
                  45 Rockefeller Plaza
                  New York, New York  10111
                  Fax:  (212) 841-5725
                  Attention:  Sanford B. Kaynor, Esq.

or, in any case, at such other address or addresses as shall have been furnished in writing by such party to the other parties hereto. All such notices, requests, consents and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of mailing, on the fifth business day following the date of such mailing, (c) in the case of delivery by overnight courier, on the business day following the date of delivery to such courier, and (d) in the case of facsimile, when received.

          SECTION 6.06. FURTHER ASSURANCES. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

          SECTION 6.07. ENTIRE AGREEMENT; ASSIGNMENT. This Agreement (including the Schedules and Exhibits thereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be amended or modified nor any provisions waived except in a writing signed by the Company and the Purchasers. This Agreement shall not be assigned without the consent of the other parties hereto, except that notwithstanding anything in this Agreement to the contrary, the Purchasers shall be entitled to assign their rights and obligations under this Agreement to any other Purchaser or entity affiliated with WCAS Management in their sole discretion. It is understood and agreed that, in the event of such assignment, each of the assignees shall, at such time, agree to be a "Purchaser" for all purposes of this Agreement, and the assigning Purchaser shall not be released from its liabilities under this Agreement.

          SECTION 6.08. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          SECTION 6.09. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of laws principles.

          SECTION 6.10. AMENDMENTS AND WAIVERS. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

          (b) No failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege, nor will any waiving of any right power or privilege operate to waive any other subsequent right, power or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by law.

          SECTION 6.11. TERMINATION OF PRIOR AGREEMENT. The Company, WCAS and WCAS Management each acknowledge and agree that the conditions to the obligations of WCAS and WCAS Management to purchase any notes under the Prior Agreement set forth in Section 4.01 (g), (i), (j) and (k) of the Prior Agreement were not satisfied and as a result, WCAS and WCAS Management determined not to consummate the First Closing (as defined in the Prior Agreement) in accordance with the terms of the Prior Agreement. Furthermore, the Company, WCAS and WCAS Management agree that the Prior Agreement is hereby terminated and from and after the date hereof is no longer of any force or effect whether or not the Closing occurs.

                                    * * * * *

          IN WITNESS WHEREOF, the Company and the Purchasers have executed this Agreement as of the day and year first above written.


                                   SAVVIS COMMUNICATIONS
                                      CORPORATION



                                   By:__________________________________________
                                      Name:
                                      Title:


                                   WELSH, CARSON, ANDERSON &
                                      STOWE VIII, L.P.

                                   By WCAS VIII Associates LLC,
                                            General Partner



                                   By:__________________________________________
                                           Managing Member


                                   WCAS MANAGEMENT CORPORATION



                                   By:__________________________________________
                                      Name:
                                      Title:

                                   Russel Carson
                                   Bruce K. Anderson
                                   Andrew Paul
                                   Robert A. Minicucci
                                   Anthony J. De Nicola
                                   Paul B. Queally
                                   Lawrence Sorrel
                                   Rudolph Rupert
                                   D. Scott Mackesy
                                   Sanjay Swani
                                   James R. Mathews
                                   John D. Clark
                                   Sean Traynor
                                   John Almeida
                                   Eric J. Lee
                                   Jonathan M. Rather


                                   By:__________________________________________
                                   Jonathan M. Rather
                                   Individually and as Attorney-in-Fact

                                   SCHEDULE I

                                   Purchasers


                                                            Principal Amount of
                                  Name                      Note on Closing Date
--------------------------------------------------------------------------------
Welsh, Carson, Anderson & Stowe VIII, L.P............                 19,047,600

Russel Carson........................................                    176,800

Bruce K. Anderson ...................................                    176,800

Andrew Paul .........................................                    134,400

Robert A. Minicucci .................................                     40,000

Anthony J. De Nicola ................................                     20,000

Paul B. Queally .....................................                      4,000

Lawrence B. Sorrel ..................................                     20,000

Rudolph Rupert ......................................                      6,000

D. Scott Mackesy ....................................                      2,000

Sanjay Swani ........................................                      2,000

James R. Mattews ....................................                      2,000

John D. Clark .......................................                      2,000

Sean M. Traynor .....................................                      2,000

John Almeida ........................................                      2,000

Eric J. Lee .........................................                        800

Jonathan M. Rather ..................................                      2,000

WCAS Management Corporation..........................                    359,600

         TOTAL.......................................             $20,000,000.00
                                                                  ==============


          The address for each of the Purchasers is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022.

                                                                   SCHEDULE 2.04

                           AUTHORIZATION OF AGREEMENT

     1. The consent of the Company's lenders under the Credit Agreement (as defined in Section 2.09)



     2. Compliance with any applicable requirements of the Marketplace Rules of the Nasdaq National Market.

                                                                   SCHEDULE 2.07

MATERIAL LIABILITIES INCURRED BY SAVVIS FROM 12/1/00 TO 1/31/01

OBLIGOR                 DEBT          COMMENTS
----------------------------------------------

Extremenet          $   359,906.56  Capital Lease obligation booked in December.
                                    Balance at 12/3/00-$346,235.42
GE Capital          $ 5,961,253.50  Capital Lease obligation booked in December.
                                    Balance at 12/31/00- $5,842,150.14
Astral Point        $   478,380.00  Capital Lease obligation booked in December.
                                    Balance at 12/31/00-$448,905.65
Nortel credit       $30,698,774.91  Two drawdowns under facility.
  facility                          One on 12/29/00, One on 1/22/01
                    --------------

Total               $37,498,314.97
                    ==============

                                                                   SCHEDULE 2.12


          An Event of Default (as defined in the Credit Agreement) has occurred under the Credit Agreement as a result of Bridge filing for bankruptcy under Chapter 11 of the United States Bankruptcy Code.

                                                               EXHIBIT C


THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                  THE ISSUE PRICE OF THIS NOTE IS $19,047,600.
                 THE AMOUNT OF OID ON THIS NOTE IS $11,978,933.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-01                                               New York, New York
$19,047,600                                                    February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "CORPORATION"), for value received, hereby promises to pay WELSH, CARSON, ANDERSON & STOWE VIII, L.P., or registered assigns, the principal sum of NINETEEN MILLION, FORTY-SEVEN THOUSAND AND SIX HUNDRED DOLLARS ($19,047,600), in a single installment on February 20, 2006 (the "MATURITY DATE"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "INTEREST PAYMENT DATE") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK NOTE"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                    THE ISSUE PRICE OF THIS NOTE IS $176,800.
                   THE AMOUNT OF OID ON THIS NOTE IS $111,189.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-02                                               New York, New York
$176,800                                                       February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "CORPORATION"), for value received, hereby promises to pay PATRICK J. WELSH, or registered assigns, the principal sum of ONE HUNDRED SEVENTY SIX THOUSAND EIGHT HUNDRED DOLLARS ($176,800), in a single installment on February 20, 2006 (the "MATURITY DATE"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "INTEREST PAYMENT DATE") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK NOTE"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                    THE ISSUE PRICE OF THIS NOTE IS $176,800.
                   THE AMOUNT OF OID ON THIS NOTE IS $111,189.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-03                                               New York, New York
$176,800                                                       February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay RUSSEL CARSON, or registered assigns, the principal sum of ONE HUNDRED AND SEVENTY SIX THOUSAND EIGHT HUNDRED DOLLARS ($176,800), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                    THE ISSUE PRICE OF THIS NOTE IS $176,800.
                   THE AMOUNT OF OID ON THIS NOTE IS $111,189.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                       SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-04                                               New York, New York
$176,800                                                       February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay BRUCE K. ANDERSON, or registered assigns, the principal sum of ONE HUNDRED AND SEVENTY SIX THOUSAND EIGHT HUNDRED DOLLARS ($176,800), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                    THE ISSUE PRICE OF THIS NOTE IS $134,400.
                   THE AMOUNT OF OID ON THIS NOTE IS $84,523.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-05                                               New York, New York
$134,400                                                       February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay ANDREW PAUL, or registered assigns, the principal sum of ONE HUNDRED AND THIRTY FOUR THOUSAND FOUR HUNDRED DOLLARS ($134,400), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                    THE ISSUE PRICE OF THIS NOTE IS $176,800.
                   THE AMOUNT OF OID ON THIS NOTE IS $111,189.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-06                                               New York, New York
$176,800                                                       February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay THOMAS E. MCINERNEY, or registered assigns, the principal sum of ONE HUNDRED AND SEVENTY SIX THOUSAND EIGHT HUNDRED DOLLARS ($176,800), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                    THE ISSUE PRICE OF THIS NOTE IS $40,000.
                   THE AMOUNT OF OID ON THIS NOTE IS $25,156.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-07                                               New York, New York
$40,000                                                        February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay ROBERT A. MINICUCCI, or registered assigns, the principal sum of FORTY THOUSAND DOLLARS ($40,000), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                    THE ISSUE PRICE OF THIS NOTE IS $20,000.
                   THE AMOUNT OF OID ON THIS NOTE IS $12,578.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-08                                               New York, New York
$20,000                                                        February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay ANTHONY J. DE NICOLA, or registered assigns, the principal sum of TWENTY THOUSAND DOLLARS ($20,000), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                     THE ISSUE PRICE OF THIS NOTE IS $4,000.
                    THE AMOUNT OF OID ON THIS NOTE IS $2,516.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-09                                               New York, New York
$4,000                                                         February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay PAUL B. QUEALLY, or registered assigns, the principal sum of FOUR THOUSAND DOLLARS ($4,000), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                    THE ISSUE PRICE OF THIS NOTE IS $20,000.
                   THE AMOUNT OF OID ON THIS NOTE IS $12,578.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-10                                               New York, New York
$20,000                                                        February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay LAWRENCE
B. SORREL, or registered assigns, the principal sum of TWENTY THOUSAND DOLLARS ($20,000), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                     THE ISSUE PRICE OF THIS NOTE IS $6,000.
                    THE AMOUNT OF OID ON THIS NOTE IS $3,773.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-11                                               New York, New York
$6,000                                                         February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay RUDOLPH RUPERT, or registered assigns, the principal sum of SIX THOUSAND DOLLARS ($6,000), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                     THE ISSUE PRICE OF THIS NOTE IS $2,000.
                    THE AMOUNT OF OID ON THIS NOTE IS $1,258.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-12                                               New York, New York
$2,000                                                         February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay D. SCOTT MACKESY, or registered assigns, the principal sum of TWO THOUSAND DOLLARS ($2,000), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                     THE ISSUE PRICE OF THIS NOTE IS $2,000.
                    THE AMOUNT OF OID ON THIS NOTE IS $1,258.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-13                                               New York, New York
$2,000                                                         February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay SANJAY SWANI, or registered assigns, the principal sum of TWO THOUSAND DOLLARS ($2,000), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                     THE ISSUE PRICE OF THIS NOTE IS $2,000.
                    THE AMOUNT OF OID ON THIS NOTE IS $1,258.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-14                                               New York, New York
$2,000                                                         February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay JAMES R. MATTHEWS, or registered assigns, the principal sum of TWO THOUSAND DOLLARS ($2,000), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                     THE ISSUE PRICE OF THIS NOTE IS $2,000.
                    THE AMOUNT OF OID ON THIS NOTE IS $1,258.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-15                                               New York, New York
$2,000                                                         February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay JOHN D.
CLARK, or registered assigns, the principal sum of TWO THOUSAND DOLLARS ($2,000), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                     THE ISSUE PRICE OF THIS NOTE IS $2,000.
                    THE AMOUNT OF OID ON THIS NOTE IS $1,258.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-16                                               New York, New York
$2,000                                                         February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay SEAN TRAYNOR, or registered assigns, the principal sum of TWO THOUSAND DOLLARS ($2,000), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                     THE ISSUE PRICE OF THIS NOTE IS $2,000.
                    THE AMOUNT OF OID ON THIS NOTE IS $1,258.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-17                                               New York, New York
$2,000                                                         February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay JOHN ALMEIDA, or registered assigns, the principal sum of TWO THOUSAND DOLLARS ($2,000), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                      THE ISSUE PRICE OF THIS NOTE IS $800.
                     THE AMOUNT OF OID ON THIS NOTE IS $503.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-18                                               New York, New York
$800                                                           February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay ERIC J. LEE, or registered assigns, the principal sum of EIGHT HUNDRED DOLLARS ($800), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                     THE ISSUE PRICE OF THIS NOTE IS $2,000.
                    THE AMOUNT OF OID ON THIS NOTE IS $1,258.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-19                                               New York, New York
$2,000                                                         February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay JONATHAN
M. RATHER, or registered assigns, the principal sum of TWO THOUSAND DOLLARS ($2,000), in a single installment on February 20, 2006 (the "Maturity Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS IS ISSUED WITH ORIGINAL DISCOUNT ("OID") AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

                     THE ISSUE PRICE OF THIS NOTE IS $6,000.
                    THE AMOUNT OF OID ON THIS NOTE IS $3,773.
          THE ISSUE DATE OF THIS DEBT INSTRUMENT IS FEBRUARY 20, 2001.
                 THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS
                          10% COMPOUNDED SEMI-ANNUALLY.

                        SAVVIS COMMUNICATIONS CORPORATION

                       10% Convertible Senior Secured Note
                              due February 20, 2006

Registered R-20                                               New York, New York
$6,000                                                         February 20, 2001

          SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay WCAS MANAGEMENT CORPORATION, or registered assigns, the principal sum of SIX THOUSAND DOLLARS ($6,000), in a single installment on February , 2006 (the "Maturity
Date"), or the next preceding Business Day (as defined below) with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 10% per annum, such interest to be payable in kind, compounded on a semi-annual basis, on the last Business Day of August and February of each year (each such day being an "Interest Payment Date") commencing on August 31, 2001, by the issuance to the holder of this Note by the Corporation of a different Note (a "PIK Note"), in substantially the form hereof, in a principal amount equal to the interest payable to such holder on such Interest Payment Date, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 13% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Note shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

          If for any reason one or more PIK Notes shall not be delivered in accordance herewith, interest on the unpaid principal of each PIK Note shall accrue from the Interest Payment Date in respect of which such PIK Note should have been issued until repayment in cash of the principal and payment in cash of all accrued interest in full. Interest shall accrue on this Note such that the aggregate interest due and payable on the Maturity Date and on each Interest Payment Date would be the same as if all PIK Notes not issued had been issued in accordance with the terms of this Note, and the principal payable on the Maturity Date with respect to this Note shall be an amount equal to the sum of the principal outstanding hereunder and the aggregate principal which would be outstanding if the PIK Notes not issued had been issued in accordance with the terms of this Note.

          For purposes of this Note, "Business Day" shall mean any day other than a Saturday, Sunday or a legal holiday under the laws of the State of New York.

          1. NOTES AND SECURITY. This Note is issued pursuant to the Securities Purchase Agreement, dated as of February 18, 2001 (the "PURCHASE AGREEMENT"), among the Corporation and the purchasers named therein, providing for, among other things, the issuance of 10% Convertible Senior Secured Notes due February 20, 2006 in the aggregate principal amount of $20,000,000 (such 10% Convertible Senior Secured Notes are referred to herein collectively as the "Notes"). All payments of principal and interest on this Note shall be secured pursuant to the terms of that certain Missouri Future Advance Deed of Trust and Security Agreement, dated as of February 19, 2001, between the Corporation's subsidiary and the other parties thereto.

          2. TRANSFER OR EXCHANGE OF NOTES. The Corporation shall keep at its office or agency maintained as provided in subsection (a) of Section 9 a register in which the Corporation shall provide for the registration of Notes and for the registration of transfer and exchange of Notes. The holder of this Note may, at its option, and either in person or by duly authorized attorney, surrender the same for registration of transfer or exchange at the office or agency of the Corporation maintained as provided in subsection (a) of Section 9, and, without expense to such holder (except for taxes or governmental charges imposed in connection therewith), receive in exchange therefore a Note or Notes in such denomination or denominations as such holder may request (but in any event in denominations of not less than 1,000 principal amount, dated as of the date to which interest has been paid on the Note or Notes so surrendered for transfer or exchange, for the same aggregate principal amount as the then unpaid principal amount of the Note or Notes so surrendered for transfer or exchange, and registered in the name of such person or persons as may be designated by such holder. Every Note presented or surrendered for registration of transfer or exchange shall be duly endorsed, or shall be accompanied by a written instrument of transfer, satisfactory in form to the Corporation, duly executed by the holder of such Note or his attorney, duly authorized in writing. Every Note so made and delivered in exchange for this Note shall in all other respects be in the same form and have the same terms as this Note. No transfer or exchange of any Note shall be valid unless made in the foregoing manner at such office or agency.

          3. LOSS, THEFT, DESTRUCTION OR MUTILATION OF NOTE. Upon receipt of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of this Note, and, in the case of any such loss, theft or destruction, upon receipt of an affidavit of loss from the holder hereof reasonably satisfactory to the Corporation, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Corporation will make and deliver, in lieu of this Note, a new Note of like tenor and unpaid principal amount and dated as of the date to which interest has been paid on this Note.

          4. PERSONS DEEMED OWNERS; HOLDERS. The Corporation may deem and treat the person in whose name any Note is registered as the owner and holder of such Note for the purpose of receiving payment of principal of and premium, if any, and interest on such Note and for all other purposes whatsoever, whether or not such Note shall be overdue. With respect to any Note at any time outstanding, the term "holder," as used herein, shall be deemed to mean the person in whose name such Note is registered as aforesaid at such time.

          5. PREPAYMENT.

          (a) MANDATORY PREPAYMENT. If at any time while any of the Notes shall be outstanding a Change of Control shall occur, then, the Corporation shall take such action as may be necessary, as a condition to consummating such Change of Control, to provide funds sufficient to, and obtain any consent necessary to, prepay 100% of the principal amount of any Notes that holders thereof have not elected to convert pursuant to Section 15 hereof and, in connection with such prepayment, pay to such holders (x) all interest accrued thereon through the date of prepayment and (y) the Applicable Premium Amount thereon as of such date of prepayment.

          (b) CERTAIN DEFINITIONS. As used herein, the following terms shall have the following meanings:

          "APPLICABLE PREMIUM AMOUNT" shall mean, with respect to this Note, as of any specified date prior to February 20, 2004, an amount equal to the interest that would have accrued on the outstanding principal amount of this Note during the period beginning on such date fixed and ending on February 20, 2004.

          "CHANGE OF CONTROL" shall mean the  consummation by the Corporation of
     (x) a merger or consolidation with or into any other entity (other than a merger or consolidation in which (1) at least 50% of the voting capital stock of the Corporation (or the surviving or resulting entity, if other than the Corporation) outstanding immediately after the effective date of such merger is owned of record or beneficially by persons who owned voting capital stock of the Corporation immediately prior to such merger or consolidation and in substantially the same proportions in which such stock was held immediately prior to such merger or consolidation and such persons continue to have the right to elect a majority of the Board of Directors of the Corporation, (2) immediately after the effective date of such merger or consolidation a majority of the seats on the Corporation's Board of Directors are held by persons who were directors of the

     Corporation immediately prior to such effective date, and (3) no Event of Default shall have occurred as a result of the consummation thereof), or
     (y) any sale, lease or other disposal of all or substantially all of its assets and properties as an entirety in a single transaction or series of related transactions to an unaffiliated third party purchaser, or (z) a transaction or series of related transaction in which a majority of the outstanding capital stock of the Corporation shall be acquired by an unaffiliated third party.

          6. NOTICE OF PREPAYMENT AND OTHER NOTICES. The Corporation shall give written notice of any prepayment of this Note pursuant to Section 5(a) not less than 15 nor more than 60 days prior to the date fixed for such prepayment. Such notice shall include a reasonably-detailed description of the consideration, if any, to be received by holders of Common Stock in connection with the related Change of Control and a calculation of the Applicable Premium Amount to be paid in respect of such prepayment. Such notice of prepayment and all other notices to be given to any holder of this Note shall be given by registered or certified mail to the person in whose name this Note is registered at its address designated on the register maintained by the Corporation on the date of mailing such notice of prepayment or other notice. Unless the holder elects prior to such date fixed for prepayment to convert this Note pursuant to Section 15 hereof, upon notice of prepayment being given as aforesaid, the Corporation covenants and agrees that it will prepay, on the date therein fixed for prepayment, the entire principal amount hereof together with interest accrued hereon and Applicable Premium Amount hereon to the date fixed for such prepayment. Notwithstanding the foregoing, any such notice may specify that the obligation to make such prepayment is conditional upon the closing of the transaction requiring such prepayment, and, unless a notice of conversion delivered pursuant to Section 15(a) states to the contrary, any notice of conversion given while such a transaction is pending shall also be conditional upon the closing of such transaction, and no prepayment shall be required and no conversion shall be effected, unless and until such transaction is consummated.

          7. INTEREST AND PREMIUM AFTER DATE FIXED FOR PREPAYMENT. If this Note is to be prepaid pursuant to Section 5(a) hereof, this Note shall (unless the provisions of the last sentence of Section 6 become applicable) cease to bear interest on and after the date fixed for such prepayment unless, upon presentation for the purpose, the Corporation shall fail to pay this Note, in which event the principal amount of this Note, and, so far as may be lawful, any overdue installment of interest or overdue Applicable Premium Amount, shall bear interest on and after the date fixed for such prepayment and until paid at the rate per annum provided herein for overdue principal.

          8. SURRENDER OF NOTES; NOTATION THEREON. As a condition to obtaining any payment of or receiving any shares issuable upon the conversion of all or any portion of the principal amount of this Note, the Corporation may require the holder hereof to surrender this Note, and in such event the Corporation will execute and deliver at the expense of the Corporation, upon such surrender, a new Note registered in the name of such person or persons as may be designated by such holder for the principal amount of this Note then remaining unpaid and not converted pursuant to Section 15 hereof, dated as of the date to which interest has been paid on the principal amount of this Note then remaining unpaid, or may require the holder to present this Note to the Corporation for notation hereon of the conversion of the portion of the principal amount of this Note so converted.

          9. AFFIRMATIVE COVENANTS. The Corporation covenants and agrees that, so long as any Note shall be outstanding:

          (a) MAINTENANCE OF OFFICE. The Corporation will maintain an office or agency in the Herndon, Virginia (or such other place in the United States of America as the Corporation may designate in writing to the registered holder hereof), where the Notes may be presented for registration of transfer and for exchange as herein provided, where notices and demands to or upon the Corporation in respect of the Notes may be served and where, at the option of the holders thereof, the Notes may be presented for payment. Until the Corporation otherwise notifies the holders of the Notes, said office shall be the principal office of the Corporation in Herndon, Virginia.

          (b) PAYMENT OF TAXES. The Corporation will promptly pay and discharge or cause to be paid and discharged, before the same shall become in default, all lawful taxes and assessments imposed upon the Corporation or any subsidiary or upon the income and profits of the Corporation or any subsidiary, or upon any property, real, personal or mixed, belonging to the Corporation or any subsidiary, or upon any part thereof by the United States or any State thereof, as well as all lawful claims for labor, materials and supplies, which, if unpaid, would become a lien or charge upon such property or any part thereof; provided, however, that the Corporation shall not be required to pay and discharge or to cause to be paid and discharged any such tax, assessment, charge, levy or claim (i) so long as both (x) the Corporation has set aside adequate reserves for such tax, assessment, charge, levy or claim and (y) the Corporation shall be contesting the validity thereof in good faith by appropriate proceedings or the Corporation shall, in its good faith judgment, deem the validity thereof to be questionable and the party to whom such tax, assessment, charge, levy or claim is allegedly owed shall not have made written demand for the payment thereof or (ii) where the failure to pay or discharge would not have a material adverse effect on the properties, assets, financial condition, operating results, business or prospects of the Corporation and its subsidiaries, taken as a whole (a "MATERIAL ADVERSE EFFECT").

          (c) CORPORATE EXISTENCE. The Corporation will do or cause to be done all things necessary and lawful to preserve and keep in full force and effect its corporate existence, rights and franchises under the laws of the United States or any State thereof; provided, however, that nothing in this subsection
(c) shall prevent a consolidation or merger of, or a sale, transfer or disposition of all or any substantial part of the property and assets of, the Corporation, or the abandonment or termination of any rights or franchises of the Corporation, if such abandonment or termination is, in the good faith business judgment of the Corporation, in the best interests of the Corporation or would not have a Material Adverse Effect.

          (d) MAINTENANCE OF PROPERTY. The Corporation will at all times maintain and keep, or cause to be maintained and kept, in good repair, working order and condition all significant properties of the Corporation used in the conduct of the business of the Corporation, and will from time to time make or cause to be made all needful and proper repairs, renewals, replacements, betterments and improvements thereto, so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this subsection (d) shall require the making of any repair or renewal or the continuance of the operation and maintenance of any property or the retention of any assets, if such action (or inaction) is, in the good faith business judgment of the Corporation, in the best interests of the Corporation or would not have a Material Adverse Effect.

          (e) INSURANCE. The Corporation will keep adequately insured, by financially sound and reputable insurers, all property of a character usually insured by corporations engaged in the same or a similar business similarly situated against loss or damage of the kinds customarily insured against by such corporations and carry, with financially sound and reputable insurers, such other insurance (including, without limitation, liability insurance) in such amounts as are available at reasonable expense and to the extent believed necessary in the good faith business judgment of the Corporation.

          (f) KEEPING OF BOOKS. The Corporation will at all times keep proper books of record and account in which proper entries will be made of its transactions in accordance with generally accepted accounting principles consistently applied.

          (g) NOTICE OF DEFAULT. If any one or more events which constitute, or which with notice or lapse of time or both would constitute, an Event of Default under Section 11 shall occur, or if the holder of any Note shall demand payment or take any other action permitted upon the occurrence of any such Event of Default, the Corporation shall immediately after it becomes aware that any such event would with or without notice or lapse of time or both constitute such an Event or that such demand has been made or that any such action has been taken, give notice to the holder of this Note, specifying the nature of such event or of such demand or action, as the case may be; provided, however, that if such event, in the good faith judgment of the Corporation, will be cured within ten Business Days after the Corporation has knowledge that such event would, with or without notice or lapse of time or both, constitute such an Event of Default, no such notice need be given if such Event of Default shall be cured within such ten-day period.

          10. MODIFICATION BY HOLDERS; WAIVER. The Corporation may, with the written consent of the holders of not less than 66 2/3% in principal amount of the Notes then outstanding, modify the terms and provisions of the Notes or the rights of the holders of the Notes or the obligations of the Corporation thereunder, and the observance by the Corporation of any term or provision of the Notes may be waived with the written consent of the holders of not less than 66 2/3% in principal amount of the Notes then outstanding; provided, however, that no such modification or waiver shall:

          (a) change the maturity of any Note or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon or reduce the amount or change the time of payment of premium payable on any prepayment thereof without the consent of the holder of each Note so affected; or

          (b) give any Note any preference over any other Note; or

          (c) reduce the applicable aforesaid percentages of Notes, the consent of the holders of which is required for any such modification.

          Any such modification or waiver shall apply equally to all the holders of the Notes and shall be binding upon them, upon each future holder of any Note and upon the Corporation, whether or not such Note shall have been marked to indicate such modification or waiver, but any Note issued thereafter shall bear a notation referring to any such modification or waiver. Promptly after obtaining the written consent of the holders as herein provided, the Corporation shall transmit a copy of such modification or waiver to all the holders of the Notes at the time outstanding.

          11. EVENTS OF DEFAULT. If any one or more of the following events, herein called "EVENTS OF DEFAULT," shall occur, for any reason whatsoever, and whether such occurrence shall, on the part of the Corporation, be voluntary or involuntary or come about or be effected by operation of law or pursuant to or in compliance with any judgment, decree or order of a court of competent jurisdiction or any order, rule or regulation of any administrative or other governmental authority and such Event of Default shall be continuing:

          (a) default shall be made in the payment of the principal of any Note or the premium thereon, if any, when and as the same shall become due and payable, whether at maturity or at a date fixed for prepayment or by acceleration or otherwise; or

          (b) default shall be made in the payment of any installment of interest on any Note according to its terms when and as the same shall become due and payable and such default shall continue for a period of 15 days; or

          (c) (i) commencement of a voluntary case under the federal bankruptcy laws (as now or hereafter in effect), (ii) filing a petition seeking to take advantage of any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding-up or composition for adjustment of debts, (iii) consenting to or failing to contest in a timely and appropriate manner any petition filed against it in an involuntary case under such bankruptcy laws or other laws, (iv) applying for or consenting to, or failing to contest in a timely and appropriate manner, the appointment of, or the taking of possession by, a receiver, custodian, trustee, or liquidator of itself or of a substantial part of its property, domestic or foreign, (v) admitting in writing its inability to pay its debts as they become due, (vi) making a general assignment for the benefit of creditors, or (vii) taking any corporate action for the purpose of authorizing any of the foregoing; or

          (d) the entry of a decree or order by any court of competent jurisdiction in respect of the Corporation or any material subsidiary granting (i) relief in any involuntary case under the federal bankruptcy laws (as now or hereafter in effect) or under any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding up or adjustment of debts, or (ii) appointment of a trustee, receiver, custodian, liquidator or the like for the Corporation or any material subsidiary or for all or any substantial part of their respective assets, domestic or foreign, and such case or proceeding shall continue undismissed or unstayed for a period of 60 consecutive days; or

          (e) (i) a default by the Corporation in any material respect shall have occurred in any covenant to which the Corporation is subject in the Purchase Agreement or any Ancillary Document (as defined in the Purchase Agreement) or (ii) a payment default shall have occurred or acceleration of the payment of the indebtedness shall have been commenced under any agreement or document evidencing indebtedness of the Corporation;

then, the holder or holders of at least a majority in aggregate principal amount of the Notes at the time outstanding may, at its or their option, by written notice to the Corporation, declare all the Notes to be, and all the Notes shall thereupon be and become, forthwith due and payable together with interest accrued thereon without presentment, demand, protest or further notice of any kind, all of which are expressly waived to the extent permitted by law; provided, however, that, upon the occurrence and during the continuance of any of the events specified in subsections (a) or (b) of this Section 11, the holder of any Note at the time outstanding may, at its option by notice in writing to the Corporation, declare any Note or Notes then held by it to be, and such Note or Notes shall thereupon be and become, forthwith due and payable together with interest accrued thereon without presentment, demand, protest or further notice of any kind, all of which are expressly waived to the extent permitted by law. Notwithstanding the foregoing, nothing in this Section 11 shall impair the right of the holder of this Note to convert all or any portion of this Note into Common Stock in accordance with the provisions of Section 15 hereof.

          At any time after any declaration of acceleration has been made as provided in this Section 11, the holders of at least 66-2/3% in principal amount of the Notes then outstanding may, by notice to the Corporation, rescind such declaration and its consequences if the Corporation has paid all overdue installments of interest on the Notes and all principal (and premium, if any) that has become due otherwise than by such declaration of acceleration; and all other defaults and Events of Default (other than nonpayments of principal and interest that have become due solely by reason of acceleration) shall have been remedied or cured or shall have been waived pursuant to this paragraph; provided, however, that no such rescission shall extend to or affect any subsequent default or Event of Default or impair any right consequent thereon.

          Without limiting the foregoing, the Corporation hereby waives any right to trial by jury in any legal proceeding related in any way to this Note or the Notes and agrees that any such proceeding may, if the holder so elects, be brought and enforced in any state or, if applicable federal court, located in New York City in the Borough of Manhattan and the Corporation hereby waives any objection to jurisdiction or venue in any such proceeding commenced in such court. The Corporation further agrees that any process required to be served on it for purposes of any such proceeding may be served on it, with the same effect as personal service on it within the State of Delaware, by registered mail addressed to it at its office or agency set forth in Section 19 for purposes of notices hereunder.

          12. SUITS FOR ENFORCEMENT. In case any one or more of the Events of Default specified in Section 11 of this Note shall happen and be continuing, the holder of this Note may proceed to protect and enforce its rights by suit in equity, action at law and/or by other appropriate proceeding, whether for the specific performance of any covenant or agreement contained in this Note or in aid of the exercise of any power granted in this Note, or may proceed to enforce the payment of this Note or to enforce any other legal or equitable right of the holder of this Note.

          In case of any default under any Note, the Corporation will pay to the holder thereof such amounts as shall be sufficient to cover the out-of-pocket costs and expenses of such holder due to said default, including, without limitation, collection costs and reasonable attorneys' fees, to the extent actually incurred.

          13. REMEDIES CUMULATIVE. No remedy herein conferred upon the holder of this Note is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

          14. REMEDIES NOT WAIVED. No course of dealing between the Corporation and the holders of this Note or any delay on the part of the holder hereof in exercising any rights hereunder shall operate as a waiver of any right of any holder of this Note.

          15. CONVERSION.

          (a) OPTIONAL  CONVERSION.  Subject to the terms and conditions of this
Section 15, the holder of this Note shall have the right, at its option at any time, to convert all or any portion of the unpaid principal amount of this Note together with a corresponding portion of the accrued interest hereon, into such number of fully paid and nonassessable whole shares of Common Stock, $.01 par value, of the Corporation ("Common Stock") as is obtained by dividing the total amount so to be converted by the conversion price of $1 5/16 or, if different, by the conversion price as last adjusted and in effect at the date of such conversion (such price, or such price as last adjusted, being referred to herein as the "Conversion Price"). Such right of conversion shall be exercised by the holder hereof by giving written notice that the holder elects to convert a stated unpaid principal amount of this Note together with a corresponding portion of the accrued interest hereon into Common Stock and by surrender of this Note to the Corporation at its principal office (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holder or holders of this Note) at any time during its usual business hours on the date set forth in such notice, together with a statement of the name or names (with address) in which the certificate or certificates for shares of Common Stock shall be issued.

          (b) CONVERSION PRIOR TO MANDATORY PREPAYMENT. In the event the holder of this Note receives a notice from the Corporation in accordance with Section 6 that the Corporation intends to consummate a Change of Control, the holder of this Note, shall have the option, prior to the consummation of such Change of Control, to convert all or portion of the unpaid principal amount of this Note together with a corresponding portion of the accrued interest hereon plus the Applicable Premium Amount, if any, to be paid upon consummation of such Change of Control into shares of Common Stock in accordance with the terms of paragraph (a) above. The holder shall exercise such right of conversion by giving written notice to the Corporation in accordance with paragraph (a) above prior to the effective date of the Change of Control referred to in the Corporation's notice to the holder in accordance with Section
6. Any conversion to be made pursuant to this paragraph (b) shall be subject to the consummation of such Change of Control

          (c) ISSUANCE OF CERTIFICATES; TIME CONVERSION EFFECTED. Promptly after
(i) the receipt of the written notice referred to in paragraph (a) above or (ii) the occurrence of the events described in paragraph (b) above, as the case may be, and surrender of this Note, the Corporation shall issue and deliver, or cause to be issued and delivered, to the holder, registered in such name or names as such holder may direct, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion of such unpaid principal amount of this Note together with interest and any Applicable Premium Amount. To the extent permitted by law, such conversion shall be deemed to have been effected and the Conversion Price shall be determined as of the close of business on the date on which such written notice shall have been received by the Corporation and this Note shall have been surrendered as aforesaid, and at such time the rights of the holder of this Note, to the extent of the principal amount thereof and any other amounts to be converted, shall cease, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby.

          (d) FRACTIONAL SHARES; DIVIDENDS; PARTIAL CONVERSION. No fractional shares shall be issued upon conversion of the principal amount of this Note or any portion thereof, and no payment or adjustment shall be made upon any conversion on account of any cash dividends on the Common Stock issued upon such conversion. In case of the conversion of only a portion of the unpaid principal amount of this Note, the holder hereof, at its option, may require the Corporation to execute and deliver at the expense of the Corporation (other than for transfer taxes, if any), upon surrender of this Note, a new Note registered in the name of such person or persons as may be designated by such holder for the principal amount of this Note then remaining unpaid, dated as of the date to which interest has been paid on the principal amount of this Note then remaining unpaid, or may present this Note to the Corporation for notation hereon of the payment of the portion of the principal amount of this Note so converted. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (d), be deliverable upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering this Note for conversion an amount in cash equal to such fractional interest multiplied by the Conversion Price then in effect.

          (e) ADJUSTMENT OF CONVERSION PRICE UPON ISSUANCE OF COMMON SHARES. If and whenever the Corporation shall issue or sell, or is in accordance with subparagraphs (i) through (vii) deemed to have issued or sold, any shares of its Common Stock for a consideration per share less than the Conversion Price in effect immediately prior to the time of such issue or sale, then, forthwith upon such issue or sale, the Conversion Price shall be reduced to the price (calculated to the nearest cent) determined by dividing (x) an amount equal to the sum of (1) the number of shares of Common Stock outstanding immediately prior to such issue or sale (including as outstanding all shares of Common Stock issuable upon conversion of outstanding Notes) multiplied by the then existing Conversion Price, and (2) the consideration, if any, received by the Corporation upon such issue or sale, by (y) the total number of shares of Common Stock outstanding immediately after such issue or sale (including as outstanding all shares of Common Stock issuable upon conversion of outstanding Notes).

          No adjustment of the Conversion Price, however, shall be made in an amount less than $.01 per share, and any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to $.01 per share or more.

          For purposes of this subparagraph (e), the following subparagraphs (i) to (vii) shall also be applicable:

          (i) ISSUANCE OF RIGHTS OR OPTIONS. In case at any time the Corporation shall in any manner grant (whether directly or by assumption in a merger or otherwise) any rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or securities convertible into or exchangeable for Common Stock (such rights or options being herein called "Options" and such convertible or exchangeable stock or securities being herein called "Convertible Securities") whether or not such Options, or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon conversion or exchange of such Convertible Securities (determined by dividing (x) the total amount, if any, received or receivable by the Corporation as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Corporation upon the exercise of all such Options, plus, in the case of such Options which relate to
     Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (y) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Conversion Price in effect immediately prior to the time of the granting of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options and thereafter shall be deemed to be outstanding. Except as otherwise provided in subparagraph (iii), no adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities. If at the end of the period during which such Options or

     Convertible Securities are exercisable not all Options or Convertible Securities shall have been exercised or converted, the adjusted Conversion Price shall be immediately readjusted to what it would have been based upon the number of additional shares of Common Stock actually issued in respect of such Options and Convertible Securities.

          (ii) ISSUANCE OF CONVERTIBLE SECURITIES. In case the Corporation shall in any manner issue (whether directly or by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (x) the total amount received or receivable by the Corporation as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange thereof, by (y) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding, provided that (1) except as otherwise provided in subparagraph (iii) below, no adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities and (2) if any such issue or sale of such Convertible Securities is made upon exercise of any Option to purchase any such Convertible Securities for which adjustments of the Conversion Price have been or are to be made pursuant to other provisions of this paragraph (e), no further adjustment of the Conversion Price shall be made by reason of such issue or sale. If at the end of the period during which such Convertible Securities are convertible not all Convertible Securities shall have been converted, the adjusted Conversion Price shall be immediately readjusted to what it would have been based upon the number of additional shares of Common Stock actually issued in respect of such Convertible Securities.

          (iii) CHANGE IN OPTION PRICE OR CONVERSION RATE. Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in subparagraph (i), the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subparagraph (i) or (ii), or the rate at which any Convertible Securities referred to in subparagraph (i) or (ii) are convertible into or exchangeable for Common Stock shall change at any time (other than under or by reason of provisions designed to protect against dilution), the Conversion Price in effect at the time of such event shall forthwith be readjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold; and on the expiration of any such Option or termination of any such right to convert or exchange such Convertible Securities, the Conversion Price then in effect hereunder shall forthwith be increased to the Conversion Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination, never been issued, and the Common Stock issuable thereunder shall no longer be deemed to be outstanding. If the purchase price provided for in any such Option referred to in subparagraph (i) or the rate at which any Convertible Securities referred to in subparagraph (i) or (ii) are convertible into or exchangeable for Common Stock shall be reduced at any time under or by reason of provisions with respect thereto designed to protect against dilution, then, in case of the delivery of Common Stock upon the exercise of any such Option or upon conversion or exchange of any such Convertible Securities, the Conversion Price then in effect hereunder shall forthwith be adjusted to such respective amount as would have been obtained had such Option or Convertible Securities never been issued as to such Common Stock and had adjustments been made upon the issuance of the shares of Common Stock delivered as aforesaid, but only if as a result of such adjustment the Conversion Price then in effect hereunder is thereby reduced.

          (iv) STOCK DIVIDENDS. Without duplication of the adjustment contemplated by clause (f) below, in case the Corporation shall declare a dividend or make any other distribution upon any stock of the Corporation payable in Common Stock, Options or Convertible Securities, any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

          (v) CONSIDERATION FOR STOCK. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefore shall be deemed to be the amount received by the Corporation therefore, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Corporation in connection therewith. In case any shares of Common
     Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Corporation shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Corporation, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Corporation in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the Corporation, together compromising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued without consideration.

          (vi) RECORD DATE. In case the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them (x) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities, or (y) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

          (vii) TREASURY SHARES. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the disposition of any such shares shall be considered an issue or sale of Common Stock for the purposes of this paragraph (e).

Notwithstanding anything to the contrary contained in this paragraph (e), paragraph (e) is subject to the prior approval of the Corporation's shareholders if such shareholder approval would be required under the Marketplace Rules of the Nasdaq National Market if paragraph (e) were to otherwise operate in accordance with its terms.

          (f) SUBDIVISION OR COMBINATION OF STOCK. In case the Corporation shall at any time declare a dividend or make any other distribution upon any stock of the Corporation payable in Common Stock or subdivide its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Corporation shall be combined into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

          (g) CERTAIN ISSUES OF STOCK EXCEPTED. Anything herein to the contrary notwithstanding, the Corporation shall not make any adjustment of the Conversion Price in the case of (i) the issuance of shares of Common Stock upon conversion of Notes; (ii) the issuance of Options or shares of Common Stock to employees, directors or consultants of the Corporation or its subsidiaries, either directly or pursuant to Options, pursuant to plans or arrangements approved by the Board of Directors (or Compensation Committee thereof) of the Corporation; (iii) the issuance of shares of Common Stock in respect of any Convertible Securities or Options issued by the Corporation prior to the date of this Note; or (iv) the issuance of shares of Common Stock in connection with any acquisition, merger, consolidation, or other business combination transaction.

          (h) REORGANIZATION OR RECLASSIFICATION. If any capital reorganization or reclassification of the capital stock of the Corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization or reclassification, lawful and adequate provisions shall be made whereby each holder of a Note shall thereafter have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock of the Corporation immediately theretofore receivable upon the conversion of such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore so receivable had such reorganization or reclassification not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including without limitation provisions for adjustments of the Conversion Price) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of such conversion rights (including an immediate adjustment, by reason of such reorganization or reclassification, of the Conversion Price to the value for the Common Stock reflected by the terms of such reorganization or reclassification if the value so reflected is less than the Conversion Price in effect immediately prior to such reorganization or reclassification). In the event of a merger or consolidation of the Corporation as a result of which a greater or lesser number of shares of Common Stock of the surviving corporation are issuable to holders of Common Stock of the Corporation outstanding immediately prior to such merger or consolidation, the Conversion Price in effect immediately prior to such merger or consolidation shall be adjusted in the same manner as though there were a subdivision or combination of the outstanding shares of Common Stock of the Corporation. The Corporation will not effect any such consolidation, merger, or any sale of all or substantially all of its assets or properties, unless prior to the consummation thereof the successor corporation or other entity (if other than the Corporation) resulting from such consolidation or merger or the corporation purchasing such assets shall assume, by written instrument executed and mailed or delivered to each holder of Notes at the last address of such holder appearing on the books of the Corporation, the obligation to deliver to such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to receive.

          (i) NOTICE OF ADJUSTMENT. Upon any adjustment of the Conversion Price, then and in each such case the Corporation shall give written notice thereof, by first class mail, postage prepaid, addressed to each holder of Note at the address of such holder as set forth in the register maintained by the Corporation for the registration of transfer and exchange of Notes, which notice shall state the Conversion Price resulting from such adjustment, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

          (j) OTHER NOTICES. In case at any time:

          (i) the Corporation shall declare any dividend upon its Common Stock payable in cash or stock or make any other distribution to the holders of its Common Stock;

          (ii) the Corporation shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights;

          (iii) there shall be any capital reorganization or reclassification of the capital stock of the Corporation, or a consolidation or merger of the Corporation with, or a sale of all or substantially all its assets to, another corporation or other entity; or

          (iv)  there  shall  be  a  voluntary   or   involuntary   dissolution,
     liquidation or winding-up of the Corporation;

then, in any one or more of said cases, the Corporation shall give, by first class mail, postage prepaid, addressed to each holder of Notes at the address of such holder as set forth in the register maintained by the Corporation for the registration of transfer and exchange of Notes, (A) at least 20 days' prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, and (B) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, at least 20 days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (A) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Stock shall be entitled thereto, and such notice in accordance with the foregoing clause (B) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be.

          (k) STOCK TO BE RESERVED. The Corporation will at all times reserve and keep available out of its authorized Common Stock or its treasury shares, solely for the purpose of issue upon the conversion of the Notes as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of the unpaid principal amount of all outstanding Notes. The Corporation covenants that all shares of Common Stock which shall be so issued shall be duly and validly issued and fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, and, without limiting the generality of the foregoing, the Corporation covenants that it will from time to time take all such action within its control as may be requisite to assure that the par value per share of the Common Stock is at all times equal to or less than the effective Conversion Price. The Corporation will take all such action as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or regulation, or of any requirements of any national securities exchange upon which the Common Stock of the Corporation may be listed. The Corporation will not take any action which results in any adjustment of the Conversion Price if the total number of shares of Common Stock issued and issuable after such action upon conversion of the Notes would exceed the total number of shares of Common Stock then authorized by the Corporation's Certificate of Incorporation.

          (l) ISSUE TAX. The issuance of certificates for shares of Common Stock upon conversion of the Notes shall be made without charge to the holders thereof for any issuance tax in respect thereof, provided that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Note the principal amount of which is being converted.

          (m) CLOSING OF BOOKS. The Corporation will at no time close its transfer books against the transfer of any Note or of any shares of Common Stock issued or issuable upon the conversion of any Note in any manner which interferes with the timely conversion of such Note.

          (n) DEFINITION OF COMMON STOCK. As used in this Section 15, the term "Common Stock" shall mean and include the Corporation's authorized Common Stock, $.01 par value, as constituted on February 20, 2001, and shall also include any capital stock of any class of the Corporation thereafter authorized which shall not be limited to a fixed sum or percentage of par value in respect of the rights of the holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

          16. COVENANTS BIND SUCCESSORS AND ASSIGNS. All the covenants, stipulations, promises and agreements in this Note contained by or on behalf of the Corporation shall bind its successors and assigns, whether so expressed or not.

          17. GOVERNING LAW. This Note shall be governed and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

          18. HEADINGS. The headings of the Sections and subsections of this Note are inserted for convenience only and do not constitute a part of this Note.

          19. NOTICES. Any notice or other communications required or permitted hereunder shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by first class certified mail, postage prepaid, by nationally recognized overnight courier, or by facsimile addressed to such party at the address or facsimile number set forth below or such other address or facsimile number as may hereafter be designated in writing by the addressee to the addressor listing all parties:

          if to the Company, to

                  SAVVIS Communications Corporation
                  12851 World Gate Drive
                  Herndon, Virginia 20170
                  Fax:  (703) 453-6999
                  Attention:  Ms. Nancy Lysinger

          with a copy to

                  SAVVIS Communication Corporation
                  717 Office Parkway
                  St. Louis, MO 63141
                  Fax: (314) 468-7550
                  Attention: Steven M. Gallant, Esq.

          with a copy to

                  Hogan & Hartson L.L.P.
                  885 Third Avenue, 26th Floor
                  New York, New York 10022
                  Fax: (212) 409-9801
                  Attention: Christine M. Pallares, Esq.

          if to the holder of this Note, to

                  Welsh, Carson, Anderson & Stowe
                  320 Park Avenue, Suite 2500
                  New York, New York  10022
                  Fax:  (212) 893-9565
                  Attention: John D. Clark

          with a copy to

                  Reboul, MacMurray, Hewitt, Maynard & Kristol
                  45 Rockefeller Plaza
                  New York, New York  10111
                  Fax:  (212) 841-5725
                  Attention:  Sanford B. Kaynor, Esq.

or, in any case, at such other address or addresses as shall have been furnished in writing by such party to the other parties hereto. All such notices, requests, consents and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of mailing, on the fifth business day following the date of such mailing, (c) in the case of delivery by overnight courier, on the business day following the date of delivery to such courier, and (d) in the case of facsimile, when received.

                                    * * * * *

          IN WITNESS WHEREOF, SAVVIS Communications Corporation has caused this Note to be signed in its corporate name by one of its officers thereunto duly authorized and to be dated as of the day and year first above written.


                                               SAVVIS COMMUNICATIONS CORPORATION



                                               By_______________________________
                                               Name:
                                               Title:

                                                                 EXHIBIT D


           REGISTRATION RIGHTS AGREEMENT


          REGISTRATION RIGHTS AGREEMENT, dated as of February 20, 2001, among SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation ("SAVVIS"), WELSH, CARSON, ANDERSON & STOWE VIII, L.P., a Delaware limited partnership ("WCAS"), WCAS MANAGEMENT CORPORATION ("WCAS MANAGEMENT"), and the several other persons affiliated with WCAS listed on the signature pages hereto (the "WCAS PERSONS"). WCAS, WCAS Management, the WCAS Persons and their successors and permitted assigns are hereinafter sometimes collectively called the "INVESTORS".

                              W I T N E S S E T H:

          WHEREAS, WCAS and Bridge Information Systems, Inc., a Missouri corporation ("BRIDGE") are parties to a Stock Purchase Agreement, dated as of February 7, 2000 (the "FEBRUARY 2000 PURCHASE AGREEMENT"), pursuant to which Bridge sold to WCAS 6,250,000 shares (the "FEBRUARY 2000 COMMON SHARES") of Common Stock. $.01 par value ("SAVVIS COMMON STOCK"), of Savvis determined in accordance with Section 1 thereof, on the terms and conditions set forth therein;

          WHEREAS, in order to induce WCAS to enter into the February 2000 Purchase Agreement and consummate the transactions contemplated thereby, Bridge and Savvis granted to WCAS certain registration rights with respect to the February 2000 Common Shares pursuant to the Registration Rights Agreement, dated as of February 7, 2000 (the "ORIGINAL REGISTRATION RIGHTS AGREEMENT"), among Savvis, WCAS and Bridge;

          WHEREAS, the WCAS Persons and Savvis are parties to a Securities Purchase Agreement, dated as of the date hereof (the "FEBRUARY 2001 PURCHASE AGREEMENT"), pursuant to which Savvis desires to sell to the WCAS Persons, their successors and permitted assigns up to $20,000,000 aggregate principal amount of 10% Convertible Senior Secured Notes of Savvis convertible into such number of shares (the "FEBRUARY 2001 COMMON SHARES" and collectively with the February
2000 Common Shares, the "SAVVIS COMMON SHARES") of Common Stock determined according to Sections 15 (and subject to adjustment according to Section 16) of such notes;

          WHEREAS, in order to induce the WCAS Persons to enter into the February 2001 Purchase Agreement and consummate the transactions contemplated thereby, Savvis has agreed to grant the WCAS Persons certain registration rights with respect to all of the Savvis Common Shares; and

          WHEREAS, the execution of this Agreement is not intended to amend, modify, change, restate or terminate the Original Registration Rights Agreement and all rights and obligations of the parties under the Original Registration Rights Agreement will continue to be of force and effect;

          NOW, THEREFORE, the parties hereto agree as follows:

          SECTION 1. CERTAIN DEFINITIONS. For purposes of this Agreement, the following terms have the meanings set forth below:

          "COMMISSION" means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

          "EXCHANGE ACT" means the Securities Exchange Act of 1934 or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

          "RESTRICTED STOCK" means, at any time, the Savvis Common Shares and any shares of Savvis common stock issuable upon or issuable with respect to the Savvis Common Shares by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, in each case only so long as such shares have not been sold to the public pursuant to an effective registration statement under, or pursuant to Rule 144 under, the Securities Act.

          "SECURITIES  ACT" means the  Securities  Act of 1933 (or any successor
     federal   statute)  and  the  rules  and   regulations  of  the  Commission
     thereunder, as the same shall be in effect at the time.

          "TRANSFER"  means,  with respect to any  Restricted  Stock,  the sale,
     transfer,   assignment,   pledge,   encumbrance,   distribution   or  other
     disposition of such securities.

          SECTION 2. TRANSFERS OF RESTRICTED STOCK.

          (a) NOTICE OF TRANSFER. If any Investor shall Transfer any shares of Restricted Stock, notice of which Transfer is not otherwise required to be delivered to Savvis hereunder, then within three days following the consummation of such Transfer, such Investor shall deliver notice thereof to Savvis.

          (b) SECURITIES LAW COMPLIANCE. Each Investor agrees that it will not effect any Transfer of any shares of Restricted Stock unless such Transfer is made pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act (and, in either case, in compliance with all applicable state securities laws). Savvis agrees, and each Investor understands and consents, that Savvis will not cause or permit the Transfer of any shares of Restricted Stock to be made on its books (or on any register of securities maintained on its behalf) unless the Transfer is permitted by, and has been made in accordance with, (x) the terms of this Agreement and (y) all applicable federal and state securities laws. Each Investor agrees that in connection with any Transfer of Restricted Stock that is not made pursuant to a registered public offering, Savvis may request an opinion of legal counsel reasonably acceptable to Savvis (it being agreed that Reboul, MacMurray, Hewitt, Maynard & Kristol and Schulte Roth & Zabel LLP shall be satisfactory) for the transferring Investor stating that such transaction is exempt from registration under all applicable laws; provided, however, that no such opinion shall be required in the case of a transfer by any Investor to its affiliates or, if any such entity is a partnership or limited liability company, a transfer by any Investor or its affiliates to its partners or members.

          (c) SECURITIES ACT LEGEND FOR CERTIFICATES. From and after the date hereof (and until such time as such securities have been sold to the public pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144 or the holder of such securities shall have requested the issuance of new certificates in writing and delivered to Savvis an opinion of legal counsel reasonably acceptable to Savvis (it being agreed that Reboul, MacMurray, Hewitt, Maynard & Kristol and Schulte Roth & Zabel LLP shall be satisfactory) to such effect) all certificates representing shares of Restricted Stock that are held by any Investor shall bear a legend which shall state the following:

          "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR ANY APPLICABLE STATE LAW, AND NO INTEREST HEREIN MAY BE OFFERED, SOLD, ASSIGNED, DISTRIBUTED, PLEDGED OR OTHERWISE TRANSFERRED UNLESS (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT THERETO UNDER SAID ACT AND LAWS OR (B) SUCH TRANSACTION IS EXEMPT FROM SUCH REGISTRATION."

          SECTION 3. REGISTRATION RIGHTS.

          (a) DEMAND  REGISTRATION  RIGHTS.  Subject to paragraph (j) below,  if
Savvis shall at any time be requested by Investors holding a majority in interest of the Restricted Stock, in a writing that states the number of shares of Restricted Stock to be sold and the intended method of disposition thereof (each such written request, a "DEMAND NOTICE"), to effect a registration under the Securities Act of all or any portion of the Restricted Stock then held by such requesting Investors, Savvis shall immediately notify in writing (each such notice, a "DEMAND FURTHER NOTICE") each other Investor (other than the requesting Investors) of such proposed registration and shall use its reasonable best efforts to register under the Securities Act (each such registration, a "DEMAND REGISTRATION"), for public sale in accordance with the method of disposition specified in such Demand Notice, the number of shares of Restricted Stock specified in such Demand Notice (plus the number of shares of Restricted Stock specified in any written requests for registration of shares of Restricted Stock that are received from other Investors (other than the requesting Investors) within 30 days after receipt by such other Investors of a Demand Further Notice). Savvis shall not be obligated pursuant to this paragraph (a) to file and cause to become effective more than two Demand Registrations.

          (b) ADDITIONAL SHORT-FORM REGISTRATION RIGHTS. If Savvis becomes eligible to use Form S-3 or a successor form, Savvis shall use its reasonable best efforts to continue to qualify at all times for registration on Form S-3 or such successor form. Subject to paragraph (j) below, if (x) Savvis is eligible to register shares of Savvis Common Stock on Form S-3 or a successor form and
(y) it is requested by any Investor, in a writing that states the number of shares of Restricted Stock to be sold and the intended method of disposition thereof (each such written request, a "SHORT FORM REGISTRATION NOTICE"), to effect a registration on Form S-3 or such successor form (a "SHORT FORM REGISTRATION") of all or any portion of the Restricted Stock then held by such requesting Investor, Savvis shall immediately notify in writing (each such notice, a "SHORT FORM FURTHER NOTICE") each other Investor (other than the requesting Investor) of such proposed registration and shall use its reasonable best efforts to register on Form S-3 or such successor form, for public sale in accordance with the method of disposition specified in such Short Form Further Notice, the number of shares of Restricted Stock specified in such Short Form Further Notice (plus the number of shares of Restricted Stock specified in any written requests for registration of shares of Restricted Stock that are received from other Investors (other than the requesting Investor) within 30 days after receipt by such other Investors of a Savvis Short Form Registration Notice); provided, no Investor or group of Investors shall have the right to request a Short Form Registration unless the proposed aggregate net proceeds to the requesting Investor(s) (which shall be specified in the Short Form Registration Request delivered in connection therewith) exceeds $5,000,000.

          (c) CERTAIN PROVISIONS RELATING TO REQUIRED REGISTRATIONS. Notwithstanding anything to the contrary contained in this Agreement, Savvis shall not be obligated to effect any registration under paragraph (a) or (b) above except in accordance with the following provisions:

          (i) the obligations of Savvis under paragraph (a) or (b) above, as the case may be, to effect a registration shall be deemed satisfied only when a registration statement covering all of the shares of Restricted Stock specified in the applicable Demand Notice or Short Form Registration Notice, as the case may be, for sale in accordance with the intended method of disposition specified by the requesting Investors, shall have become effective and, if such method of disposition is a firm commitment underwritten public offering, all such shares of Restricted Stock shall have been sold pursuant thereto;

          (ii) so long as Savvis has provided written notice of a prior registration statement to each Investor in compliance with paragraph (d) below, Savvis shall not be obligated under paragraph (a) or (b) above to file and cause to become effective any registration statement so long as such prior registration statement (other than a registration statement on Form S-4 or Form S-8 promulgated under the Securities Act (or any successor forms thereto) or any other form not available for registering the Restricted Stock for sale to the public) pursuant to which shares of common stock of Savvis are to be (or were to be) sold to the public was filed prior to the delivery of the applicable Demand Notice or Short Form Registration Notice, as the case may be (and such prior registration statement has not been withdrawn); provided, Savvis shall not be permitted to delay a requested registration under paragraph (a) or (b) above in reliance on this paragraph (c)(ii) more than 180 days following the effective date of such prior registration statement;

          (iii) if the proposed method of disposition specified by the requesting Investors shall be an underwritten public offering, the number of shares of Restricted Stock to be included in such an offering may be reduced (pro rata among the Investors seeking to include Restricted Stock in such offering based on the number of shares of Restricted Stock so requested to be registered by such Investors) if and to the extent that, in the good faith opinion of the managing underwriter of such offering, inclusion of all shares would adversely affect the marketing (including, without limitation, the offering price) of the Restricted Stock to be sold;

          (iv) in the event that the proposed method of disposition specified by the requesting Investors shall be an underwritten public offering, Savvis shall choose the managing underwriter (which shall be a nationally recognized investment banking firm reasonably acceptable to the (A) the requesting Investors and (B) Investors holding a majority of the Restricted Stock being sold in such offering);

          (v) Savvis shall be entitled to include in any registration referred to in paragraph (a) or (b) above, as the case may be, for sale in accordance with the method of disposition specified by the requesting Investors, shares of common stock of Savvis to be sold by Savvis for its own account, except as and to the extent that, in the opinion of the managing underwriter of such offering (if such method of disposition shall be an underwritten public offering), such inclusion would adversely affect the marketing (including, without limitation, the offering price) of the Restricted Stock to be sold;

          (vi) except as provided in paragraph (c)(v) above, Savvis will not effect any other registration of its common stock, whether for its own account or that of other holder(s) of common stock of Savvis, from the date of receipt of a Demand Notice or the date of receipt of a Short Form Registration Notice, as the case may be, until the completion of the period of distribution of the registration contemplated thereby;

          (vii) if any Investor (other than the requesting Investors) requests that some or all of such Investor's shares of Restricted Stock be included in an offering initiated pursuant to paragraph (a) or (b) above, and the registration is to be, in whole or in part, an underwritten public offering of common stock, such request by such other Investor shall specify that such Investor's Restricted Stock is to be included in the underwriting on the same terms and conditions as the shares of Restricted Stock otherwise being sold through the underwriter; and

          (viii) if, while a registration is pending, Savvis determines in good faith that the filing of a registration statement would require the disclosure of a material transaction or another set of material facts and such disclosure would either have a material adverse effect on such material transaction or Savvis and its subsidiaries (taken as a whole), then Savvis shall not be required to effect a registration pursuant to paragraph (a) or (b) above, as the case may be, until the earlier of (A) the date upon which such material information is otherwise disclosed to the public or ceases to be material and (B) 90 days after Savvis makes such good faith determination; provided, Savvis shall not be permitted to delay a requested registration under paragraph (a) or (b) above in reliance on this paragraph (c)(viii) more than twice or for more than an aggregate of 90 days in any consecutive twelve-month period.

          (d) PIGGYBACK REGISTRATION RIGHTS. If at any time Savvis proposes to register any of its common stock under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (other than a registration on Form S-4 or

Form S-8 promulgated under the Securities Act (or any successor forms thereto) or any other form not available for registering the Restricted Stock for sale to the public), it will give written notice (each such notice a "PIGGYBACK NOTICE") at such time to each Investor of its intention to do so. Subject to paragraph
(j) below, upon the written request of any Investor, given within 30 days after receipt by such holder of the Piggyback Notice, to register any of its Restricted Stock (which request shall state the amount of Restricted Stock to be so registered and the intended method of disposition thereof), Savvis will use its reasonable best efforts to cause the Restricted Stock, as to which registration shall have been so requested, to be included in the securities to be covered by the registration statement proposed to be filed by Savvis, all to the extent requisite to permit the sale or other disposition by such Investor (in accordance with its written request) of such Restricted Stock so registered; provided, nothing herein shall prevent Savvis from abandoning or delaying such registration at any time. In the event that any registration referred to in this paragraph (d) shall be, in whole or in part, an underwritten public offering of common stock of Savvis, any request by an Investor pursuant to this paragraph
(d) to register Restricted Stock shall specify either that (i) such Restricted Stock is to be included in the underwriting on the same terms and conditions as the shares of Savvis common stock otherwise being sold through underwriters under such registration or (ii) such Restricted Stock is to be sold in the open market without any underwriting, on terms and conditions comparable to those normally applicable to offerings of common stock in reasonably similar circumstances. The number of shares of Restricted Stock to be included in such an underwritten offering may be reduced (pro rata among the requesting Investors based upon the number of shares of Restricted Stock so requested to be registered or pro rata among all the requesting stockholders based upon the number of shares of common stock of Savvis so requested to be registered if stockholders other than Investors also request to be included) if and to the extent that the managing underwriter of such offering shall be of the good faith opinion that such inclusion would adversely affect the marketing (including, without limitation, the offering price) of the securities to be sold by Savvis therein, or by the other security holders for whose benefit the registration statements has been filed.

          (e) HOLDBACK AGREEMENT. Notwithstanding anything to the contrary contained in this Agreement, (i) if there is a firm commitment underwritten public offering of securities of Savvis pursuant to a registration covering Restricted Stock and an Investor does not elect to sell his Restricted Stock to the underwriters of Savvis's securities in connection with such offering, such Investor shall refrain from selling such Restricted Stock during the period of distribution of Savvis's securities by such underwriters and the period in which the underwriting syndicate participates in the after market; provided, such Investor shall, in any event, be entitled to sell its Restricted Stock commencing on the 180th day after the effective date of such registration statement; and (ii) if there is a firm commitment underwritten public offering of securities of Savvis by Savvis, each Investor agrees that, except to the extent otherwise permitted to participate in such offering pursuant to paragraph
(d) above, upon the request of the managing underwriter in such offering, such Investor shall not sell Savvis Common Stock held by such Investor for a period of 180 days from the effective date of the registration statement relating thereto.

          (f) CERTAIN REGISTRATION PROCEDURES. If and whenever Savvis is required by the provisions of this Section 3 to use its reasonable best efforts to effect the registration of Restricted Stock under the Securities Act, Savvis will, as expeditiously as possible:

          (i) prepare (and afford counsel for the selling Investors reasonable opportunity to review and comment thereon) and file with the Commission a registration statement with respect to such securities and use its reasonable best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as hereinafter provided);

          (ii) prepare (and afford counsel for the selling Investors reasonable opportunity to review and comment thereon) and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period of distribution contemplated thereby (determined as hereinafter provided) and as comply with the provisions of the Securities Act with respect to the disposition of all Restricted Stock covered by such registration statement in accordance with the selling Investors' intended method of disposition set forth in such registration statement for such period;

          (iii) furnish to each selling Investor and to each underwriter such number of copies of the registration statement and the prospectus included therein (including, without limitation, each preliminary prospectus) as such persons may reasonably request in order to facilitate the public sale or other disposition of the Restricted Stock covered by such registration statement;

          (iv) use its  reasonable  best  efforts to  register  or  qualify  the
     Restricted  Stock  covered  by  such   registration   statement  under  the
     securities or blue sky laws of such jurisdictions as the sellers of Restricted Stock or, in the case of an underwritten public offering, the managing underwriter, shall reasonably request; provided, Savvis will not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph
     (iv), (y) subject itself to taxation in any such jurisdiction or (z) consent to general service of process in any jurisdiction;

          (v) immediately notify each selling Investor under such registration statement and each underwriter, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and each Investor agrees to refrain from further using such prospectus upon receipt of such notice;

          (vi) use its reasonable best efforts (if the offering is underwritten) to furnish, at the request of any selling Investor, on the date that Restricted Stock is delivered to the underwriters for sale pursuant to such registration: (A) an opinion dated such date of counsel representing Savvis for the purposes of such registration, addressed to the underwriters and to such selling Investor, stating that such registration statement has become effective under the Securities Act and that (1) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (2) the registration statement, the related prospectus, and each amendment or supplement thereof, comply as to form in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder (except that such counsel need express no opinion as to financial statements, the notes thereto, and the financial schedules and other financial and statistical data contained therein) and (3) to such other effects as may reasonably be requested by counsel for the underwriters or by such selling Investor or its counsel, and (B) a letter dated such date from the independent public accountants retained by Savvis, addressed to the underwriters, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of Savvis included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including, without limitation, information as to the period ending no more than five business days prior to the date of such letter) with respect to the registration in respect of which such letter is being given as such underwriters or such selling Investor may reasonably request; and

          (vii) make available for inspection by each selling Investor, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such selling Investor or underwriter, all financial and other records, pertinent corporate documents and properties of Savvis, and cause Savvis's officers, directors and employees to supply all information reasonably requested by any such selling Investor, underwriter, attorney, accountant or agent in connection with such registration statement and permit such selling Investor, attorney, accountant or agent to participate in the preparation of such registration statement.

For  purposes  of  paragraphs  (f)(i) and (f)(ii)  above (as well as  paragraphs
(c)(vi) and(e) above), the "period of distribution" of Restricted Stock in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Restricted Stock in any other registration shall be deemed to extend until the sale of all Restricted Stock covered thereby, but in either case, such period shall not extend beyond the 180th day (or, in the case of paragraph (c)(vi) above, the 90th day) after the effective date of the registration statement filed in connection therewith.

          (g) INFORMATION FROM SELLING INVESTORS. In connection with each registration hereunder, Investors selling Restricted Stock will furnish to Savvis in writing such information with respect to themselves and the proposed distribution by them as shall be reasonably necessary in order to assure compliance with federal and applicable state securities laws.

          (h) UNDERWRITING AGREEMENT. In connection with any registration pursuant to this Section 3 that covers an underwritten public offering, Savvis and Investors selling Restricted Stock each agree to enter into a written agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between major underwriters, selling stockholders and companies of Savvis' size and investment stature; provided, (i) such agreement shall not contain any such provision applicable to Savvis which is inconsistent with the provisions hereof and (ii) the time and place of the closing under said agreement shall be as mutually agreed upon among Savvis such managing underwriter and, except in the case of a registration pursuant to paragraph (d) above, Investors holding a majority of the Restricted Stock being sold in such offering.

          (i) EXPENSES. The Original Registration Rights Agreement will govern the payment of all Registration Expenses incurred in connection with any registration of the February 2000 Common Shares. Savvis will pay all Registration Expenses incurred in complying with Section 3 of this Agreement to the extent such expenses relate to the registration of February 2001 Common Shares. All Selling Expenses incurred in connection with any registered offering of securities that, pursuant to this Section 3, includes Restricted Stock, shall be borne by the participating sellers in proportion to the number of shares sold by each, or by such persons other than Savvis (except to the extent Savvis shall be a seller) as they may agree. All expenses incident to performance of or compliance by Savvis with Section 3 hereof, including, without limitation, all Commission, stock exchange or National Association of Securities Dealers, Inc. ("NASD") registration and filing fees (including, without limitation, fees and expenses incurred in connection with the listing of the common stock of Savvis on any securities exchange or exchanges), printing, distribution and related expenses, fees and disbursements of counsel and independent public accountants for Savvis, all fees and expenses incurred in connection with compliance with state securities or blue sky laws and the rules of the NASD or any securities exchange, transfer taxes and fees of transfer agents and registrars, but excluding any Selling Expenses, are herein called "REGISTRATION EXPENSES". All underwriting discounts and selling commissions applicable to the sale of Restricted Stock are herein called "SELLING EXPENSES".

          (j) AVAILABILITY OF RULE 144(D). Each Investor agrees that during any period in which such Investor is eligible to sell all of its shares of Restricted Stock pursuant to Rule 144(k), such Investor shall not be entitled to invoke or otherwise participate with respect to the registration rights granted pursuant to paragraphs (a), (b) and (d) above.

          SECTION 4. INDEMNIFICATION RIGHTS AND OBLIGATIONS IN RESPECT OF REGISTERED OFFERINGS OF RESTRICTED STOCK.

          (a) SAVVIS INDEMNIFICATION OF SELLING INVESTORS. In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to
Section 3 of this Agreement, Savvis will indemnify and hold harmless each seller of Restricted Stock thereunder and each other person, if any, who controls such seller within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, (or actions in respect thereof) to which such seller or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Restricted Stock was registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such seller and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, Savvis will not be liable in any such case if and to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such seller or such controlling person in writing specifically for use in such registration statement or prospectus.

          (b) SELLING INVESTOR INDEMNIFICATION OF SAVVIS AND THE OTHER SELLING STOCKHOLDERS. In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to Section 3 of this Agreement, each seller of such Restricted Stock thereunder, severally and not jointly, will indemnify and hold harmless Savvis and each person, if any, who controls Savvis within the meaning of the Securities Act, each officer of Savvis who signs the registration statement, each director of Savvis, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, and each other seller of Restricted Stock and each person who controls any such other seller of Restricted Stock, against all losses, claims, damages or liabilities, joint or several, (or actions in respect thereof) to which Savvis or such officer or director or underwriter or other seller or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Restricted Stock was registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse Savvis and each such officer, director, underwriter, other seller of Restricted Stock and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to Savvis by such seller specifically for use in such registration statement or prospectus; provided, further, the liability of each seller hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the public offering price of shares sold by such seller under such registration statement bears to the total public offering price of all securities sold thereunder, but not to exceed the proceeds (net of underwriting discounts and commissions) received by such seller from the sale of Restricted Stock covered by such registration statement.

          (c) INDEMNIFICATION PROCEDURES. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party other than under this Section 4. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 4 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party, or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. Notwithstanding the foregoing, any indemnified party shall have the right to retain its own counsel in any such action, but the fees and disbursements of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party shall have failed to retain counsel for the indemnified person as aforesaid or (ii) the indemnifying party and such indemnified party shall have mutually agreed to the retention of such counsel. It is understood that the indemnifying party shall not, in connection with any action or related actions in the same jurisdiction, be liable for the fees and disbursements of more than one separate firm qualified in such jurisdiction to act as counsel for the indemnified party. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. The indemnification of underwriters provided for in this
Section 4 shall be on such other terms and conditions as are at the time customary and reasonably required by such underwriters. In that event the indemnification of the sellers of Restricted Stock in such underwriting shall at the sellers' request be modified to conform to such terms and conditions.

          (d) CONTRIBUTION.  If the  indemnification  provided for in paragraphs
(a) and (b) of this Section 4 is unavailable or insufficient to hold harmless an indemnified party under such paragraphs in respect of any losses, claims, damages or liabilities or actions in respect thereof referred to therein, then each indemnifying party shall in lieu of indemnifying such indemnified party contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or actions in such proportion as appropriate to reflect the relative fault of Savvis, on the one hand, and the underwriters and the sellers of such Restricted Stock, on the other, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or actions as well as any other relevant equitable considerations, including, without limitation, the failure to give any notice under paragraph (c) above. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact relates to information supplied by Savvis, on the one hand, or the underwriters and the sellers of such Restricted Stock, on the other, and to the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Savvis and each of you agree that it would not be just and equitable if contributions pursuant to this paragraph were determined by pro rata allocation (even if all of the sellers of such Restricted Stock were treated as one entity for such purpose) or by any other method of allocation which did not take account of the equitable considerations referred to above in this paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or action in respect thereof, referred to above in this paragraph, shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this paragraph, the sellers of such Restricted Stock shall not be required to contribute any amount in excess of the amount, if any, by which the total price at which the Restricted Stock sold by each of them was offered to the public exceeds the amount of any damages which they would have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission. No person guilty of fraudulent misrepresentations (within the meaning of Section 11(f) of the Securities Act), shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

          SECTION 5. RULE 144. Savvis has filed and agrees with the Investors that from and after the date hereof it shall continue to file any and all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder, or, if Savvis is not required to file any such reports, it shall, upon the written request of any Investor, make publicly available such information as is necessary to permit sales pursuant to Rule 144 under the Securities Act. Upon the written request of any Investor, Savvis shall promptly furnish to such Investor a written statement by Savvis as to its compliance with the reporting requirements set forth in this Section 5.

          SECTION 6. DURATION OF AGREEMENT. This Agreement shall survive so long as any Investor owns Restricted Stock.

          SECTION  7.   REPRESENTATIONS  AND  WARRANTIES.   Each  party  hereto,
severally and not jointly, represents and warrants to the other parties hereto as follows:

          (i) such party has the corporate or partnership power and authority, as the case may be, to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by such party of this Agreement have been duly authorized by all requisite corporate or partnership action, as the case may be, on the part of such party and will not (i) violate any provision of law, any order of any court or other agency of government, the charter and other organizational documents of such party, or any provision of any indenture, agreement or other instrument by which such party or any of such party's properties or assets is bound; (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument; or (iii) result in the creation or imposition of any lien, charge or encumbrance of any nature upon any of the properties or assets of such party; and

          (ii) this Agreement has been duly executed and delivered by such party and constitutes a legal, valid and binding agreement of such party, enforceable against such party in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect affecting the enforcement of creditors' rights generally and to general principles of equity.

          SECTION 8.  MISCELLANEOUS.

          (a) ADDITIONAL REGISTRATION RIGHTS. Without the consent of Investors holding at least a majority of the shares of Restricted Stock then outstanding, Savvis shall not grant any registration rights to any other person that are inconsistent or conflict with the registration rights granted hereunder.

          (b) HEADINGS. Headings of sections and paragraphs of this Agreement are inserted for convenience of reference only and shall not affect the interpretation or be deemed to constitute a part hereof.

          (c) SEVERABILITY. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein shall, for any reason, be held to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement.

          (d) BENEFITS OF AGREEMENT. All covenants and agreements contained herein by or on behalf of any of the parties hereto shall bind and inure solely and exclusively to the benefit of the respective successors and permitted assigns of the parties hereto. Except as expressly permitted hereby, each party's rights and obligations under this Agreement shall not be subject to assignment or delegation by any party hereto, and any attempted assignment or delegation in violation hereof shall be null and void.

          (e) ENTIRE AGREEMENT; MODIFICATION. This Agreement, the Original Registration Rights Agreement and the Purchase Agreement constitute the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified or amended except by a writing signed by Savvis and the Investors holding at least a majority of the shares of Restricted Stock then outstanding. Any waiver of any provision of this Agreement must be in a writing signed by the party against whom enforcement of such waiver is sought.

          (f) NOTICES. Any notice or other communications required or permitted hereunder shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by national overnight courier service, by first class certified mail, postage prepaid, or by facsimile (followed by delivery by overnight courier) addressed to such party at the address or facsimile number set forth below:

          (i) if to Savvis or any WCAS Person, to it at the address or facsimile number set forth for such party on the signature page hereto: and

          (ii) if to any subsequent Investor, to such Investor at such address or facsimile number as may have been furnished to the other parties hereto in writing by such holder;

or, in any case, at such other address or facsimile number as shall have been furnished in writing by such party to the other parties hereto. All such notices, requests, consents and other communications shall be deemed to have been received (1) in the case of personal or courier delivery, on the date of such delivery, (2) in the case of mailing, on the fifth business day following the date of such mailing and (3) in the case of facsimile, when received.

          (g) COUNTERPARTS. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

          (h) CHANGES IN COMMON STOCK OF SAVVIS. If, and as often as, there are any changes in the common stock of Savvis by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof as may be required so that the rights and privileges granted hereby shall continue with respect to the Restricted Stock as so changed.

          (i) SPECIFIC PERFORMANCE. Each party hereto agrees that a remedy at law for any breach or threatened breach by such party of this Agreement would be inadequate and therefore agrees that any other party hereto shall be entitled to specific performance of this Agreement in addition to any other available rights and remedies in case of any such breach or threatened breach.

          (j) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF.

                                    * * * * *

          IN WITNESS WHEREOF, each of the parties hereto has duly executed and delivered this Agreement as of the day and year first above written.

                                      SAVVIS COMMUNICATIONS CORPORATION



                                      By________________________________
                                      Name:
                                      Title:

                                      Address:    12851 World Gate Drive
                                                  Herndon, VA 20170
                                      Attention:  Nancy Lysinger
                                      Facsimile:  (703) 453-6999


                                      WELSH, CARSON, ANDERSON
                                          & STOWE VIII, L.P.
                                      By WCAS VIII Associates LLC,
                                               General Partner


                                      By________________________________
                                      Name:
                                      Title:

                                      Address:    320 Park Avenue, Suite 2500
                                                  New York, NY 10022
                                      Attention:  Mr. John D. Clark
                                      Facsimile:  (212) 893-9575

                                      Russel Carson
                                      Bruce K. Anderson
                                      Andrew Paul
                                      Robert A. Minicucci
                                      Anthony J. De Nicola
                                      Paul B. Queally
                                      Lawrence Sorrel
                                      Rudolph Rupert
                                      D. Scott Mackesy
                                      Sanjay Swani
                                      James R. Mathews
                                      John D. Clark
                                      Sean Traynor
                                      John Almeida
                                      Eric J. Lee
                                      Jonathan M. Rather


                                      By:________________________________
                                      Jonathan M. Rather
                                      Individually and as Attorney-in-Fact

                                      Address:    320 Park Avenue, Suite 2500
                                                  New York, NY 10022
                                      Attention:  Mr. Jonathan M. Rather
                                      Facsimile:  (212) 893-9575

                                      WCAS MANAGEMENT CORPORATION


                                      By________________________________
                                      Name:
                                      Title:

                                      Address:    320 Park Avenue, Suite 2500
                                                  New York, NY 10022
                                      Attention:  Mr. Jonathan M. Rather
                                      Facsimile:  (212) 893-9575